EXHIBIT 99.1

                 FINANCIAL STATEMENTS OF THE REGISTRANT FOR THE
                       FISCAL YEAR ENDED DECEMBER 31, 2006
                         PRESENTED IN COMPARTIVE FORMAT

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"

                                TABLE OF CONTENTS
                    FINANCIAL STATEMENTS AND AUDITORS' REPORT
            For the fiscal years ended on December 31, 2006 and 2005.
                       REPORT OF THE SUPERVISORY COMMITTEE
                  For the fiscal year ended December 31, 2006.
                              System established by
     Technical Regulations (N.T. 2001) of the National Securities Commission

Heading                                                                        1

Consolidated Balance Sheet                                                     2

Consolidated Memorandum Accounts                                               5

Consolidated Income Statement                                                  6

Consolidated Statement of Cash Flows                                           8

Notes to Consolidated Financial Statements                                     9

Balance Sheet                                                                 49

Income Statement                                                              50

Statement of Shareholders' Equity                                             51

Statement of Cash Flow                                                        52

Notes to Financial Statements                                                 53

Schedules                                                                     65

Information  required in addition to the Notes to Financial  Statements
by Section 68 of the Buenos Aires Stock Exchange regulations                  72

Supplementary and Explanatory Statement by the Board of Directors required by Section 2 of the Accounting Documentation Regulations of the Cordoba
Stock Exchange Regulations                                                    74

Informative Review                                                            76

Report of the Supervisory Committee

Auditor's report

Company's Name:                         Grupo Financiero Galicia S.A.
                                        "Corporation which has not adhered to
                                        the Optional System for the Mandatory
                                        Acquisition of Shares in a Public
                                        Offering"

Legal domicile:                         Tte. Gral. Juan D. Peron
                                        No. 456 - 2nd floor Autonomous
                                        City of Buenos Aires

Principal line of business:             Financial and Investment Activities

                                8th Fiscal period
   For the fiscal year commenced January 1, 2006, and ended December 31, 2006, presented in comparative format.

            DATE OF REGISTRATION WITH THE COMMERCIAL COURT OF RECORD

Of bylaws:                              December 31, 1999

Date of latest amendment to bylaws:     June 26, 2006.

Registration number with the
Corporation Control Authority (I.G.J.): 11,891

Sequential Number - Corporation
Control Authority (I.G.J.):             1,671,058

Date of expiry of Company's bylaws:     June 30, 2100

Name of the Controlling Company:        EBA HOLDING S.A.

Principal line of business:             Financial and Investment Activities

Interest held by the Controlling
Company in the Shareholders'
equity as of 12.31.06:                  22.65 %

Percentage of votes to which the
Controlling Company is entitled
as of 12.30.06:                         59.42 %

       Capital status as of 31.12.06 (Note 7 to the Financial Statements)
                     (figures stated in thousands of pesos)
                                     Shares

                                           Voting rights
Number                   Class               per share           Subscribed           Paid in
--------------   ---------------------   ------------------   -----------------   --------------
                 Ordinary class "A",
281,221,650      face value of 0.001             5                     281,222           281,222
                 Ordinary class "B",
960,185,367      face value of 0.001             1                     960,185           960,185
                 Ordinary class "B",
                 face value of 0.001
1,241,407,017                                                         1,241,407        1,241,407

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
          CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2006 AND 2005.
                     (figures stated in thousands of pesos)


                                                                               12.31.06        12.31.05
                                                                             ------------    ------------
ASSETS
                                                                             ------------    ------------
CASH AND DUE FROM BANKS                                                         2,294,849       1,041,158
                                                                             ------------    ------------
- Cash                                                                            550,851         552,495
- Banks and correspondents                                                      1,743,998         488,663
                                                                             ------------    ------------
GOVERNMENT AND CORPORATE SECURITIES                                             3,188,648       5,971,756
                                                                             ------------    ------------
-Holdings of investment account securities                                      2,608,827         650,924
-Holdings of trading securities                                                    28,566          21,229
-Government securities without quotation                                          431,753       4,591,071
-Securities issued by the Argentine Central Bank                                  119,520         704,467
-Investments in quoted corporate securities                                           339           4,418
-Allowances                                                                          (357)           (353)
                                                                             ------------    ------------
LOANS                                                                          10,514,552      10,555,176
                                                                             ------------    ------------
-To the non-financial public sector                                             2,739,282       5,235,869
-To the financial sector                                                          311,623         128,203
-To the non-financial private sector and residents abroad                       7,790,689       5,619,015
-Overdrafts                                                                       346,135         222,779
-Promissory notes                                                               2,143,706       1,836,887
-Mortgage loans                                                                   687,954         503,397
-Pledge loans                                                                      67,145         121,095
-Consumer loans                                                                   563,232         258,015
-Credit card loans                                                              2,458,572       1,732,114
-Other                                                                          1,403,209         812,587
-Accrued interest, adjustments and quotation differences receivable               154,960         146,839
-Documented interest                                                              (33,651)        (14,684)
-Unallocated collections                                                             (573)            (14)
-Allowances                                                                      (327,042)       (427,911)
                                                                             ------------    ------------
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                            5,441,981       6,162,381
                                                                             ------------    ------------
-Argentine Central Bank                                                         1,878,286         108,819
-Amounts receivable for spot and forward sales to be settled                       91,441         264,170
-Securities receivable under spot and forward purchases to be settled           1,464,917         270,476
-Negotiable obligations without quotation                                          26,721          41,403
-Balances from forward transactions without delivery of under. asset to be
  settled                                                                          30,964             709
-Other receivables not included in the debtor classification regulations        1,761,381       5,332,201
-Other receivables included in the debtor classification regulations              207,930         177,439
-Accrued interest receivable not included in the debtor classification
  regulations                                                                       1,463           1,471
-Accrued interest receivable included in the debtor classification
  regulations                                                                         774             935
-Allowances                                                                       (21,896)        (35,242)

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
          CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2006 AND 2005.
                     (figures stated in thousands of pesos)

                                                                               12.31.06         12.31.05
                                                                             ------------    ------------
ASSETS UNDER FINANCIAL LEASES                                                     206,175         191,176
                                                                             ------------    ------------
-Assets under financial leases                                                    208,603         193,697
-Allowances                                                                        (2,428)         (2,521)
                                                                             ------------    ------------
EQUITY INVESTMENTS                                                                 35,575          85,120
                                                                             ------------    ------------
-In financial institutions                                                          3,057           3,088
-Other                                                                             77,385         113,336
-Allowances                                                                       (44,867)        (31,304)
                                                                             ------------    ------------
MISCELLANEOUS RECEIVABLES                                                         675,510         447,879
                                                                             ------------    ------------
-Receivables for assets sold                                                       15,118              85
-Tax on minimum presumed income - Tax credit                                      218,884         170,989
-Other                                                                            515,805         354,360
-Accrued interest on receivables for assets sold                                       93               6
-Other accrued interest and adjustments receivable                                     82              65
-Allowances                                                                       (74,472)        (77,626)
                                                                             ------------    ------------
BANK PREMISES AND EQUIPMENT                                                       490,290         484,198
                                                                             ------------    ------------
MISCELLANEOUS ASSETS                                                              271,107         199,152
                                                                             ------------    ------------
INTANGIBLE ASSETS                                                                 502,796         490,360
                                                                             ------------    ------------
-Goodwill                                                                          65,165          85,003
-Organization and development expenses                                            437,631         405,357
                                                                             ------------    ------------
UNALLOCATED ITEMS                                                                   4,381           1,678
                                                                             ------------    ------------
OTHER ASSETS                                                                        8,311           5,690
                                                                             ------------    ------------
TOTAL ASSETS                                                                   23,634,175      25,635,724
                                                                             ============    ============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
          CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2006 AND 2005.
                     (figures stated in thousands of pesos)


                                                                               12.31.06       12.31.05
                                                                             ------------   ------------
LIABILITIES
                                                                             ------------   ------------
DEPOSITS                                                                       10,779,369      8,421,660
                                                                             ------------   ------------
-Non-financial public sector                                                       63,922         90,341
-Financial sector                                                                 154,303          6,201
-Non-financial private sector and residents abroad                             10,561,144      8,325,118
-Current Accounts                                                               1,982,765      1,639,766
-Savings accounts                                                               2,442,946      2,211,436
-Time deposits                                                                  5,789,299      4,186,018
-Investment accounts                                                                4,031            158
-Other                                                                            211,176        192,584
-Accrued interest and quotation differences payable                               130,927         95,156
                                                                             ------------   ------------
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                            9,824,953     14,413,713
                                                                             ------------   ------------
-Argentine Central Bank                                                         3,025,977      8,611,909
-Other                                                                          3,025,977      8,611,909
-Banks and international entities                                                 844,263        762,055
-Unsubordinated negotiable obligations                                          2,809,416      3,052,434
-Amounts payable for spot and forward purchases to be settled                   1,046,181        222,729
-Securities to be delivered under spot and forward sales to be settled             91,329        266,071
-Loans from domestic financial institutions                                       281,055        220,422
-Balances from forward transactions without delivery of under asset to be
  settled                                                                          31,635            418
-Other                                                                          1,566,706      1,152,433
-Accrued interest, adjustments and quotation difference payable                   128,391        125,242
                                                                             ------------   ------------
MISCELLANEOUS LIABILITIES                                                         223,095        268,740
                                                                             ------------   ------------
-Directors' and syndics' fees                                                       3,255          3,438
-Other                                                                            219,002        265,301
-Adjustments and accrued interest payable                                             838              1
                                                                             ------------   ------------
PROVISIONS                                                                        182,927        254,351
                                                                             ------------   ------------
SUBORDINATED NEGOTIABLE OBLIGATIONS                                               777,617        431,024
                                                                             ------------   ------------
UNALLOCATED ITEMS                                                                   5,734          3,915
                                                                             ------------   ------------
OTHER LIABILITIES                                                                  64,827         70,046
                                                                             ------------   ------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                           167,185        145,499
                                                                             ------------   ------------
TOTAL LIABILITIES                                                              22,025,707     24,008,948
                                                                             ============   ============
SHAREHOLDERS' EQUITY                                                            1,608,468      1,626,776
                                                                             ------------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     23,634,175     25,635,724
                                                                             ============   ============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                        CONSOLIDATED MEMORANDUM ACCOUNTS
                        As of December 31, 2006 and 2005
                     (figures stated in thousands of pesos)

                                                                               12.31.06       12.31.05
                                                                             ------------   ------------
DEBIT                                                                          17,961,491     25,626,815
                                                                             ============   ============
CONTINGENT                                                                      8,215,105     17,697,297
                                                                             ------------   ------------
Loans obtained                                                                    107,986        221,713
Guarantees received                                                             6,006,114     11,194,304
Others not included in the debtor classification regulations                       10,500         10,500
Contingencies re. contra items                                                  2,090,505      6,270,780
                                                                             ------------   ------------
CONTROL                                                                         8,231,305      7,327,531
                                                                             ------------   ------------
Uncollectible loans                                                               582,503        569,180
Other                                                                           7,461,271      6,564,913
Control re. contra items                                                          187,531        193,438
                                                                             ------------   ------------
DERIVATIVES                                                                       800,127        457,374
                                                                             ------------   ------------
"Notional" value of forward transactions without delivery of
  underlying asset                                                                475,338         12,125
Derivatives re. contra items                                                      324,789        445,249
                                                                             ------------   ------------
TRUST ACCOUNTS                                                                    714,954        144,613
                                                                             ------------   ------------
Trust funds                                                                       714,954        144,613
                                                                             ------------   ------------
CREDIT                                                                         17,961,491     25,626,815
                                                                             ============   ============
CONTINGENT                                                                      8,215,105     17,697,297
                                                                             ------------   ------------
Loans granted (unused balances)                                                   624,847        397,714
Guarantees granted to the Argentine Central Bank                                  955,414      5,483,982
Other guarantees granted included in the debtor
 classification regulations                                                       123,790        223,055
Other guarantees granted not included in the debtor
 classification regulations                                                       180,892         51,740
Others included in the debtor classification regulations                          164,374         78,237
Others not included in the debtor classification regulations                       41,188        125,202
Contingencies re. contra items                                                  6,124,600     11,337,367
                                                                             ------------   ------------
CONTROL                                                                         8,231,305      7,327,531
                                                                             ------------   ------------
Checks and drafts to be credited                                                  187,358        193,267
Other                                                                             471,472         35,537
Control re. contra items                                                        7,572,475      7,098,727
                                                                             ------------   ------------
DERIVATIVES                                                                       800,127        457,374
                                                                             ------------   ------------
"Notional" value of put options written                                           175,923        184,801
"Notional" value of forward transactions without delivery of
  underlying asset                                                                148,866        260,448
Derivatives re. contra items                                                      475,338         12,125
                                                                             ------------   ------------
TRUST ACCOUNTS                                                                    714,954        144,613
                                                                             ------------   ------------
Trust liabilities re. contra items                                                714,954        144,613

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                          CONSOLIDATED INCOME STATEMENT
 For the fiscal year commenced January 1, 2006 and ended December 31, 2006, presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                               12.31.06       12.31.05
                                                                             ------------   ------------
FINANCIAL INCOME                                                                2,249,837      2,398,632
                                                                             ------------   ------------
Interest on cash and due from banks                                                   874             68
Interest on loans granted to the financial sector                                   2,869          2,823
Interest on overdrafts                                                             69,670         39,957
Interest on promissory notes                                                      200,564        119,017
Interest on mortgage loans                                                         69,967         74,052
Interest on pledge loans                                                           12,146         10,806
Interest on credit card loans                                                     281,116        222,657
Interest on other loans                                                           105,813         35,705
Net income from government and corporate securities                               261,229        333,107
Interest on other receivables resulting from financial brokerage                  171,878        165,895
Net income from secured loans - Decree No. 1387/01                                194,777        203,487
CER adjustment                                                                    730,074      1,091,832
Other                                                                             148,860         99,226
                                                                             ------------   ------------
FINANCIAL EXPENSES                                                              1,871,613      1,845,929
                                                                             ------------   ------------
Interest on current account deposits                                               21,043         15,301
Interest on savings account deposits                                                4,105          4,557
Interest on time deposits                                                         313,036        142,051
Interest on financing from the financial sector                                     5,527          4,581
Interest on other liabilities resulting from financial brokerage                  326,462        269,276
Other interest                                                                    275,509        334,398
CER adjustment                                                                    697,694      1,006,752
Other                                                                             228,237         69,013
                                                                             ------------   ------------
GROSS FINANCIAL MARGIN                                                            378,224        552,703
                                                                             ============   ============
LOAN LOSS PROVISIONS                                                              110,869         76,730
                                                                             ------------   ------------
INCOME FROM SERVICES                                                              853,093        645,736
                                                                             ------------   ------------
In relation to lending transactions                                               247,501        185,825
In relation to borrowing transactions                                             220,543        175,907
Other commissions                                                                  17,056         14,898
Other                                                                             367,993        269,106
                                                                             ------------   ------------
EXPENSES FOR SERVICES                                                             181,092        121,971
                                                                             ------------   ------------
Commissions                                                                        80,801         53,906
Other                                                                             100,291         68,065

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                          CONSOLIDATED INCOME STATEMENT
 For the fiscal year commenced January 1, 2006 and ended December 31, 2006, presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)


                                                                               12.31.06        12.31.05
                                                                             ------------    ------------
ADMINISTRATIVE EXPENSES                                                           974,564         780,968
                                                                             ------------    ------------
Personnel expenses                                                                506,632         392,308
Directors' and syndics' fees                                                        5,989           5,793
Other fees                                                                         36,148          32,314
Advertising and publicity                                                          84,507          68,132
Taxes                                                                              50,469          37,349
Other operating expenses                                                          217,016         187,223
Other                                                                              73,803          57,849
                                                                             ------------    ------------
NET INCOME FROM FINANCIAL BROKERAGE                                               (35,208)        218,770
                                                                             ============    ============
MINORITY INTERESTS RESULT                                                         (19,016)        (34,609)
                                                                             ------------    ------------
MISCELLANEOUS INCOME                                                              295,228         289,507
                                                                             ------------    ------------
Net income from equity investments                                                    -             6,662
Default interests                                                                   1,062             835
Loans recovered and allowances reversed                                           142,885         163,608
CER adjustment                                                                        105           7,341
Other                                                                             151,176         111,061
                                                                             ------------    ------------
MISCELLANEOUS LOSSES                                                              165,680         347,128
                                                                             ------------    ------------
Net income from equity investments                                                 14,362             -
Default interests and charges in favor of the Argentine Central Bank                  571              16
Loan loss provisions for miscellaneous receivables and other provisions            62,424          99,754
CER adjustment                                                                          -             541
Amortization of differences arising form court resolutions                              -         122,279
Other                                                                              88,323         124,538
                                                                             ------------    ------------
NET INCOME / (LOSS) BEFORE INCOME TAX                                              75,324         126,540
                                                                             ------------    ------------
INCOME TAX                                                                         94,238          19,302
                                                                             ------------    ------------
NET (LOSS) / INCOME FOR THE FISCAL YEAR                                           (18,914)        107,238
                                                                             ============    ============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
 For the fiscal year commenced January 1, 2006 and ended December 31, 2006, presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                               12.31.06        12.31.05
                                                                             ------------    ------------
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year                             1,041,158         988,669
Increase in funds                                                               1,253,691          52,489
                                                                             ------------    ------------
Cash and due from banks at fiscal year end                                      2,294,849       1,041,158
                                                                             ============    ============
REASONS FOR CHANGES IN CASH
Financial income collected                                                      1,793,354       1,313,070
Income from services collected                                                    859,335         645,746
LESS
Financial expenses paid                                                          (715,204)       (497,783)
Expenses for services paid                                                       (180,915)       (115,118)
Administrative expenses paid                                                     (907,084)       (692,983)
                                                                             ------------    ------------
Funds provided by operating activities                                            849,486         652,932
                                                                             ============    ============
OTHER SOURCES OF CASH
Increase in deposits, net                                                       2,300,148       1,935,271
Decrease in government and corporate securities, net                            3,220,128         211,273
Decrease in other receivables resulting from financial brokerage, net                   -         260,559
Other sources of cash                                                             180,842         114,831
                                                                             ------------    ------------
Total sources of cash                                                           5,701,118       2,521,934
                                                                             ------------    ------------
OTHER USES OF CASH
Increase in loans, net                                                           (513,491)     (1,663,901)
Increase in other receivables resulting from financial brokerage, net            (545,291)            -
Increase in other assets, net                                                    (180,351)       (217,948)
Decrease in other liabilities resulting from financial brokerage, net          (3,784,064)     (1,053,273)
Decrease in other liabilities, net                                               (139,885)        (45,856)
Dividends paid in cash                                                             (5,280)            -
Other uses of cash                                                               (128,551)       (141,399)
                                                                             ------------    ------------
Total uses of cash                                                             (5,296,913)     (3,122,377)
                                                                             ------------    ------------
Increase in funds                                                               1,253,691          52,489
                                                                             ============    ============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            For the fiscal years ended on December 31, 2006 and 2005.
                     (figures stated in thousands of pesos)

NOTE 1: PRESENTATION OF FINANCIAL STATEMENTS

               The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank's ("B.C.R.A.") Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("C.N.V."). As required by the abovementioned regulations, the financial statements are presented in comparative format with the previous fiscal year. These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of the said Bank's annual financial statements as supplementary information, reason for which they should be read in conjunction with them.

               These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of F.A.C.P.C.E. In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

               Resolution MD No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires
               ("C.P.C.E.C.A.B.A.") established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2: ACCOUNTING STANDARDS

               The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

               a.   FINANCIAL STATEMENT CONSOLIDATION

                    The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. (See Note 3 to the consolidated financial statements).

                    Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by the Bank.

               b.   CONSISTENCY OF ACCOUNTING PRINCIPLES

                    Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A., are similar to those applied by the Company (See Note 1 item c.2. to the financial statements).

                    The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

                    b.1. - FOREIGN CURRENCY ASSETS AND LIABILITIES
                    These are stated at the U.S. dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

                    As of December 31, 2006 and December 31, 2005, balances in U.S. dollars were converted at the reference exchange rate (amounts expressed in pesos $3.0695 and $3.0315, respectively) established by the Argentine Central Bank.

                    Assets and liabilities valued in foreign currencies other than the U.S. dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

                    b.2. - GOLD BULLION
                    Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

                    The procedure referred to in item b.1. above.

                    b.3. - GOVERNMENT AND CORPORATE SECURITIES b.3.a. - GOVERNMENT SECURITIES
                    I) HOLDINGS IN INVESTMENT ACCOUNTS:

                    These include Boden 2012 received within the scope of Sections 28 and 29 of Decree No. 905/02 (see Note 16.3 to the consolidated financial statements) recorded at their "technical value" (the adjustment balance of each instrument according to contractual conditions).

                    The same criterion was applied to holdings of such bonds used in repo transactions and to the bonds to be received recorded under "Other Receivables Resulting from Financial Brokerage" and "Miscellaneous Receivables".

                    Had such bonds and balances to be received recorded under the abovementioned captions been valued at market price, Banco de Galicia y Buenos Aires S.A shareholders' equity would have been reduced by approximately $202,299 and $497,654 as of December 31, 2006 and December 31, 2005, respectively.

                    II) HOLDINGS OF TRADING SECURITIES:
                    These are recorded at the closing price for each security at fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

                    III) WITHOUT QUOTATION:
                    As of December 31, 2006 and December 31, 2005, the Bank carries the following holdings:

                    a) SECURED BONDS IN PESOS
                    Banco de Galicia y Buenos Aires S.A. participated in the restructuring of the provincial government's debt, pursuant to the provisions of Decree No.1579/02, receiving Secured Bonds (Bogar) in exchange.

                    As of December 31, 2006, Bogar holdings allocated as collateral for the advance for the purchase of the remaining Hedge Bond, which can be applied to cancel such advance, have been valued at the value admitted for those purposes. The remaining holdings were valued at the lowest of their "present value" and their "technical value", as defined in 1 item b.4. Had these securities been marked to market, an increase in shareholders' equity of Banco de Galicia y Buenos Aires S.A. $ 1,475 would have been recognized.

                    Securities sold and pending settlement were valued at their net realized value.

                    As of December 31, 2005 holdings not used as collateral for the abovementioned advance were valued at their "present value" as defined in the above paragraph. As of that date, the market value of such holdings was lower than book value by approximately $67,354.

                    b) DISCOUNT BONDS AND GDP-LINKED NEGOTIABLE SECURITIES
                    Banco de Galicia y Buenos Aires S.A. decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, opting to exchange its holdings of "Medium-Term External Notes," Series 74 and 75, for a face value of US$ 280,471 thousand, for

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

                    "Discount Bonds in Pesos" and "GDP-Linked Negotiable Securities" issued under the conditions established by Decree No. 1735/04.

                    As established in that Decree, acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.

                    As of December 31, 2006 and December 31, 2005, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, equivalent to the present value of the Secured Bonds' cash flow at that date. This valuation is reduced in the amount of perceived payments, and accrued interest is not recognized. Had these securities been marked to market, Banco de Galicia y Buenos Aires S.A shareholders' equity would have been reduced as of December 31, 2006 and December 31, 2005, by approximately $ 239,262 and $ 383,968 respectively.

                    c) At the end of the previous fiscal year, the Fiscal Tax Credit Certificates were recorded at their technical value, given that they may be used for tax payments during this fiscal year.

                    IV) SECURITIES ISSUED BY THE ARGENTINE CENTRAL BANK:
                    These are recorded at the closing quoted price for each security at the end of each fiscal year.

                    Those securities without quotation have been increased on an exponential basis according to their internal rate of return.

                    b.3.b. - INVESTMENTS IN QUOTED CORPORATE SECURITIES
                    These securities are valued at the fiscal year-end closing price, less estimated selling costs, when applicable.

                    b.4. - SECURED LOANS
                    On November 6, 2001, within the framework of Decree No. 1387/01, Banco de Galicia y Buenos Aires S.A. participated in the exchange of Argentine government securities and loans, issued under the Promissory Note/Bond program, for new loans called "National Secured Loans," which are recorded under "Loans - Non-Financial Public Sector".

                    At the date of these financial statements, their estimated realizable value exceeds their book value by $19,300 approximately. Said value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate of debt instruments of the same issuer.

                    In accordance with Argentine Central Bank's regulations, secured loans have been recorded at the lower of their "present value" and their "technical value". The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of December 31, 2006, was 5% and, as of December 31, 2005, 4%. The "technical value" is the adjusted amount of each instrument under contractual conditions.

                    Banco de Galicia y Buenos Aires S.A. has recognized in the income statement the effect resulting from the application of this criterion.

                    As of December 31, 2006, said loans are mainly allocated as collateral for the financial assistance from the Argentine Central Bank pursuant to Decrees No. 739/03, 1262/03 and supplementary regulations.

                    b.5. - ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE RETURNS
                    For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

                    basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

                    As indicated in Note 16.1 of the consolidated financial statements for liabilities originally denominated in foreign currency and converted into pesos, the adjustment from the application of the CER was accrued in accordance with legal regulations or contractual conditions.

                    b.6. - FINANCIAL TRUST DEBT SECURITIES AND PARTICIPATION CERTIFICATES
                    The debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Financial trusts participation certificates are valued taking into account the participation in the assets net of liabilities that stem from the financial statements of the respective trusts.

                    b.7. -NEGOTIABLE OBLIGATIONS WITHOUT QUOTATION
                    The holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

                    b.8. - ASSETS UNDER FINANCIAL LEASES
                    Assets under financial leases are stated at cost less accumulated amortization, adjusted by the CER, where applicable.

                    b.9. - EQUITY INVESTMENTS
                    b.9.a. - IN FINANCIAL INSTITUTIONS, COMPLEMENTARY AND AUTHORIZED ACTIVITIES
                    - CONTROLLED
                    Argentine:
                    These investments have been valued according to the equity method.

                    Banco de Galicia y Buenos Aires S.A. equity investment in Banelco S.A. as of December 31, 2006, is valued under the equity method, based on this company's June 30, 2006 financial statements, because at the date of these financial statements, more recent audited financial statements were not available.

                    Foreign:
                    Galicia (Cayman) Limited and Banco Galicia Uruguay S.A. have been valued according to the equity method, on the basis of financial statements originally issued in foreign currency.

                    The conversion into pesos was made in accordance with the following:

                    a. Assets and liabilities were converted into pesos according to item b.1.

                    b. Allotted capital has been computed for the amounts actually disbursed restated.

                    c. Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.

                    d. Earnings for the fiscal year were determined as the difference between the accumulated earnings at the beginning of the fiscal year, net of distributions of cash dividends, and the accumulated earnings at the end of the period.

                    The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of the fiscal year.

                    e. The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

                    - NON-CONTROLLED
                    Argentine:

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

                    These are stated at their acquisition cost restated as mentioned in Note 1 above, plus stock dividends.

                    A valuation allowance has been established for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

                    Foreign:
                    Minority interests in foreign entities are reflected at cost, plus stock dividends recognized at their nominal value.

                    The procedure referred to in item b.1. above.

                    b.9.b. - EQUITY INVESTMENTS
                    - NON-CONTROLLED
                    Argentine:
                    These are stated at their acquisition cost restated as mentioned in Note 1 to these financial statements, plus stock dividends.

                    A valuation allowance has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A. and Aguas Cordobesas S.A. exceed their equity method value. The investments in Aguas Provinciales de Santa Fe S.A. (in liquidation) and Aguas Argentinas S.A. are fully provisioned.

                    Foreign:
                    These are stated at cost, plus stock dividends recognized at their face value.

                    The procedure referred to in item b.1. above has been applied for conversion into local currency.

                    b.10. - BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

                    The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets. The residual value of the assets, taken as a whole, does not exceed their combined market value.

                    b.11. - OTHER MISCELLANEOUS ASSETS
                    These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciation.

                    For those miscellaneous assets earmarked for sale and acquired through foreclosures, the effects of the variation in the purchasing power of the currency from January 1, 2002 have not been given accounting recognition.

                    The depreciation charge for these assets is calculated following the same criterion as that mentioned in item b.10. above.

                    b.12. - INTANGIBLE ASSETS
                    Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

                    Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses".

                    Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note
                    16.1 to the consolidated financial statements)

                    Effective December 2005, through Communique "A" 4439 and complementary ones, the Argentine Central Bank authorized financial institutions having granted, as from that date, new commercial loans with an average life of more than 2 years to defer the charge to income related to the abovementioned amortization. The maximum amount to be deferred cannot exceed 50% of the growth of the new commercial loans nor 10% of the financial institutions<180> computable regulatory capital ("RPC"). In addition, banks will not be able to reduce the rest of their commercial loan portfolio. This methodology will be applied until December 2008, when the balance recorded as of that date will begin to be amortized in up to 36 monthly, equal and consecutive installments.

                    As of December 31, 2006 and December 31, 2005, the accumulated amount of deferred amortizations is $148,673 and $11,256, respectively.

                    b.13. - ALLOWANCE FOR LOAN LOSSES AND PROVISIONS FOR CONTINGENT COMMITMENTS
                    These have been established based upon the estimated uncollectibility risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with Argentine Central Bank regulations.

                    b.14. - INCOME TAX
                    As of December 31, 2006, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in a tax loss. The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with Argentine Central Bank regulations, which do not contemplate the application of the deferred tax method.

                    b.15. - TAX ON MINIMUM PRESUMED INCOME
                    Pursuant to Section 13 of Law No. 25,063, as amended by Law No. 25,360, payments on account of the Minimum Presumed Income Tax, not offset against the Income Tax for each fiscal year, can be computed as a payment on account of the Income Tax determined for any of the following 10 fiscal years.

                    The recognition of this deferred asset and its realizability stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with Argentine Central Bank regulations.

                    Below is a detail of Banco de Galicia y Buenos Aires S.A.'s tax credits outstanding and their probable offsetting date:

                     Tax credit         Date of          Probable
                                      generation     offsetting date

                    11,702               2001              2010
                    45,158               2002              2010
                    43,004               2003              2010
                    42,037               2004              2010
                    46,126               2005              2010
                    22,073               2006              2010
                     7,007               2006              2011

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

                    In addition to the statement made in preceding paragraphs, as of December 31, 2006, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 2,067 for the Tax on Minimum Presumed Income, while as of December 31, 2005, this amount was $ 1,615.

                    b.16. - FOR SEVERANCE PAYMENTS
                    Banco de Galicia y Buenos Aires S.A. directly expenses severance payments.

                    The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments".

               c. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK'S REGULATIONS
                  AND ARGENTINE GAAP IN THE AUTONOMOUS CITY OF BUENOS AIRES

                    On August 10, 2005, the C.P.C.E.C.A.B.A. passed CD Resolution No. 93/2005, which adopts Technical Resolutions 6 to 22 issued by FACPCE as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The abovementioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the C.N.V. adopted with certain amendments C.P.C.E.C.A.B.A.'s C.D. 93/2005.

                    Subsequently, on June 26, 2006 and through C.D. Resolution No. 42/2006, the C.P.C.E.C.A.B.A. approved Technical Resolution No. 23 of the F.A.C.P.C.E., in mandatory force and effect for fiscal years started as from July 1, 2006, its application in fiscal years commencing at an earlier date being admitted.

                    At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to Argentine GAAP in force in the Autonomous City of Buenos Aires.

                    The main differences between Argentine Central Bank regulations and Argentine GAAP in force in the Autonomous City of Buenos Aires are detailed below :

                    c. 1. - VALUATION CRITERIA

                    c.1.a. - ACCOUNTING FOR INCOME TAX ACCORDING TO THE DEFERRED TAX METHOD
                    Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

                    Under Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

                    The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A., would determine a $ 465,391 deferred tax assets as of December 31, 2006.

                    c.1.b.- VALUATION OF ASSETS WITH THE NON-FINANCIAL PUBLIC AND PRIVATE SECTORS

                    c.1.b.1. - NATIONAL SECURED LOANS AND PROVINCIAL SECURED
                    BONDS
                    On November 6, 2001, Banco de Galicia y Buenos Aires S.A. and the Companies controlled by Sudamericana Holding S.A. participated in the exchange offered by the National Government, swapping national government securities for National Secured Loans which, as of December 31, 2006 and December 31, 2005, are recorded under "Loans - Non-Financial Public Sector". Furthermore, Banco de Galicia y Buenos Aires S.A. and the "Fondo Fiduciario para el Desarrollo Provincial" (FFDP) exchanged loans to provincial governments for Bogar which, as of December 31, 2006 and December 31, 2005, are recorded under "Government Securities without Quotation". As of such dates, Banco de Galicia y Buenos Aires S.A. valued both assets at the lower of present or technical value, as established by the Argentine Central Bank, except for those used as collateral for the advance for the purchase of the Hedge Bond, which were recorded at the value admitted for assets used for such purposes.

                    Under the provisions of C.D. Resolution No. 290/01 of the C.P.C.E.C.A.B.A, the restructured assets should have been valued as follows:

                    a) National secured loans: based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if corresponding, plus interest accrued at the internal rate of return until the end of each fiscal year.

                    This asset is allocated as collateral for the financial assistance from the Argentine Central Bank and their proceeds are expected to be used to settle those debts.

                    At the issue date of these financial statements, their estimated realizable value exceeds their book value by approximately $19,300.

                    b) Provincial secured bonds (Bogar): at market value. The difference between the latter and book value is detailed in item b.3.a.III) a).

                    c.1.b.2. - FINANCIAL REPORTING OF EFFECTS GENERATED BY COURT DECISIONS ON DEPOSITS
                    As disclosed in Note 16.1 of the consolidated financial statements, as of December 31, 2006, Banco de Galicia y Buenos Aires S.A. records an asset for $ 367,221 under "Intangible Assets - Organization and Development Expenses", for the residual value of the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations. Argentine GAAP would admit the registration of, such assets and of the corresponding allowance based on the best estimate of the recoverable amounts.

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

                    c.1.b.3. - COMPENSATION, PER SECTIONS 28 AND 29 OF DECREE NO. 905/2002 OF THE NATIONAL EXECUTIVE BRANCH
                    As of December 31, 2006 and December 31, 2005, Banco de Galicia y Buenos Aires S.A. records the government securities received and to be received in connection with the compensation established by Sections 28 and 29 of National Executive Branch's Decree No. 905/02, under the captions "Government Securities - Holdings in Investment Accounts," "Other Receivables Resulting from Financial Brokerage - Other Receivables not Included in the Debtor Classification Regulations" and "Forward Purchases of Government Securities under Agreements to Repurchase," and "Miscellaneous Receivables," respectively.

                    Under Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value, as indicated in item b.3.a.I) above.

                    At the date of preparation of these financial statements, the market value of the "BODEN 2012" is approximately 95% of their technical value.

                    c.1.b.4. - ALLOWANCES FOR RECEIVABLES FROM THE NON-FINANCIAL PUBLIC SECTOR
                    Current Argentine Central Bank regulations on the establishment of allowances provide that credits against the public sector are not subject to allowances for uncollectibility risk. Under Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

                    c.1.b.5. - DISCOUNT BONDS AND GDP-LINKED NEGOTIABLE
                    SECURITIES
                    Pursuant to Argentine GAAP, these assets must be valued separately and at their closing price, less estimated selling costs. The above item b.3.a.III) b) states the effect resulting from the differences in the valuation criteria.

                    c.1.c. - CONVERSION OF FINANCIAL STATEMENTS
                    The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.'s financial statements, made in accordance with Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:

                    a) the measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and

                    b) the measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated at fiscal year-end currency, when corresponding, due to the application of Technical Pronouncement No. 17. Quotation differences arising from conversion of the financial statements will be treated as financial income or losses, as the case may be.

                    The application of this criterion instead of that mentioned in item b. of this Note does not have a significant impact on Banco de Galicia y Buenos Aires S.A. financial statements.

                    c.1.d. - RESTRUCTURED LOANS AND LIABILITIES
                    Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.

                    Pursuant to Argentine GAAP, those restructured loans and liabilities for which the modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations of the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

                    c.2. - STATEMENT OF CASH FLOWS

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

                    The statement of cash flows has been prepared following the criterion established by the Argentine Central, which differs from that of Technical Pronouncement No. 19 by F.A.C.P.C.E.

NOTE 3:        BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

               The basic information regarding the controlled companies is presented in Note 9 and Schedule C to the financial statements of Grupo Financiero Galicia S.A.

               Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.

               In July 2006, the Board of Directors of Net Investment S.A. together with the Board of Directors of B2Agro S.A. and Tradecom Argentina S.A., decided to merge both companies retroactive to July 1, 2006. On August 14, 2006 the Extraordinary Shareholders' Meetings approved the pre merger commitment required by Section 83 of the Law on Corporations. Subsequently, they approved the merger of Net Investment S.A., B2Agro S.A. and Tradecom Argentina S.A., being Net Investment S.A. the merged company that shall purchase the whole of B2Agro S.A. and Tradecom Argentina S.A. equity and these two Companies shall dissolve without liquidation. (See Note 25).

               Net Investment S.A's financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of B2Agro S.A. and Tradecom Argentina S.A. As of December 31, 2006, Net Investment S.A. held the following percentages:

                           Issuing Company      Capital %    Votes %
                    -------------------------  ----------   --------
                    B2Agro S.A                    100.00     100.00
                    Tradecom Argentina S.A.       100.00     100.00
                                               ==========   ========

               Sudamericana Holding S.A's results have been adapted to cover a twelve-month period as of September 30, 2006, for consolidation purposes. This company's financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cia. de Seguros S.A., Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Sudamericana Asesores de Seguros S.A. On February 8 the representatives of Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Galicia Patrimoniales Compania de Seguros S.A., subscribed the pre merger commitment pursuant to which the former absorbs the assets, liabilities, and Shareholders' equity of Galicia Patrimoniales Compania de Seguros S.A., in force as from July 1, 2006. This merger was approved by the Regulatory Authority on July 7, 2006 through Resolution No. 31217, and was recorded before the Corporation Control Authority ("I.G.J.") on September 25, 2006, under Record Number 15324 of Book 32. As of September 30, 2006, Sudamericana Holding S.A. held the following percentages:

                            Issuing Company                 Capital %    Votes %
                   ---------------------------------------  ---------   --------
                   Galicia Retiro Cia. de Seguros S.A.        99.99       99.99
                   Galicia Seguros S.A. (formerly known
                    as Galicia Vida Cia. de Seguros S.A.)     99.99       99.99
                   Sudamericana Asesores de Seguros S.A.      99.99       99.99

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:  (Continued)

               Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the assets, liabilities, and results of the controlled companies detailed below:

                                                 As of December 30, 2006
          -----------------------------------------------------------------------------------------------
                    Issuing Company                         Shares                 Percentage held in
          --------------------------------------   --------------------------   -------------------------
                                                                                  Total       Possible
                                                      Class         Number       Capital        Votes
          --------------------------------------   -----------   ------------   ---------   -------------
          Banco Galicia Uruguay S.A.                Ordinary        2,591,600(*)   100.00          100.00
                                                     shares
          Tarjetas Regionales S.A.                  Ord. book      207,586,358     100.00          100.00
                                                     entry
          Galicia Factoring y Leasing S.A.          Ord. book       1,889,700       99.98           99.98
                                                     entry
          Galicia Valores S.A. Sociedad de Bolsa    Ord. book         999,996       99.99           99.99
                                                     entry

(*) Stated at face value of 1,000 Uruguayan pesos.

                                                 As of December 31, 2005
          -----------------------------------------------------------------------------------------------
                    Issuing Company                         Shares                 Percentage held in
          --------------------------------------   --------------------------   -------------------------
                                                                                  Total       Possible
                                                      Class         Number       Capital        Votes
          --------------------------------------   -----------   ------------   ---------   -------------
          Banco Galicia Uruguay S.A.                Ordinary        2,591,600(*)   100.00          100.00
                                                     shares
          Tarjetas Regionales S.A.                  Ord. book     103,834,148      100.00          100.00
                                                     entry
          Galicia Factoring y Leasing S.A.          Ord. book       1,889,700       99.98           99.98
                                                     entry
          Galicia Valores S.A. Sociedad de Bolsa    Ord. book         999,996       99.99           99.99
                                                     entry

(*) Stated at face value of 1,000 Uruguayan pesos.

                                                 As of December 31, 2006
          --------------------------------------------------------------------------------------------------------
                       Issuing Company                    Assets       Liabilities   Shareholders'        Net
                                                                                        equity       income/(loss)
          ------------------------------------------   -------------   -----------   -------------   -------------
          Banco Galicia Uruguay S.A.                         633,039       525,784         107,255          59,726
          Tarjetas Regionales S.A.                         1,828,016     1,522,138         305,878          70,287
          Galicia Factoring y Leasing S.A.                     4,648           707           3,941             461
          Galicia Valores S.A. Sociedad de Bolsa              42,277        28,668          13,609            (526)

                                                 As of December 31, 2005
          --------------------------------------------------------------------------------------------------------
                       Issuing Company                    Assets       Liabilities   Shareholders'        Net
                                                                                        equity       income/(loss)
          ------------------------------------------   -------------   -----------   -------------   -------------
          Banco Galicia Uruguay S.A.                         674,895       627,957          46,938         294,662
          Tarjetas Regionales S.A.                         1,258,609     1,093,797         164,812          68,599
          Galicia Factoring y Leasing S.A.                     3,531            51           3,480             118
          Galicia Valores S.A. Sociedad de Bolsa              29,702        15,567          14,135           1,075

               The financial statements of the controlled companies were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A.

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:  (Continued)

               The financial statements of Banco Galicia Uruguay S.A. include the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco Galicia y Buenos Aires S.A. holds the remaining 34.6595%.

               The latter statements have been consolidated with those of Galicia Pension Fund Limited, in which Galicia (Cayman) Limited holds a 100% interest.

               Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion, in which it holds a 99.985% interest.

               Banco de Galicia y Buenos Aires S.A. holds 68.218548% of Tarjetas Regionales S.A.'s capital stock and votes, while Galicia (Cayman) Limited holds the remaining 31.781452%.

               In addition, the financial statements of Tarjetas Regionales S.A. as of December 31, 2006, which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

               The percentages directly held in those companies' capital stock are as follows:

               - Directly:

                            Company               12.31.06     12.31.05
                    -------------------------    ---------    -----------
                    Tarjetas Cuyanas S.A.           60.000%       60.000%
                    Tarjetas del Mar S.A.           99.995%       99.999%
                    Tarjeta Naranja S.A.            80.000%       80.000%

               The financial statements of Tarjeta Naranja S.A. have been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 87.7% of voting stock and with the financial statements of Ancud Comercial S.A. in which it holds 99.4% of voting stock.

               Tarjeta Naranja S.A. implementing an investment project in Dominican Republic in order to develop a credit card business in said country, for which, on December 19, 2006, it acquired 99.4% of said company's capital stock. The total amount of the investment in said company at fiscal year end was $ 12,088.

               In addition, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

NOTE 4:        MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

               The portion of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interests in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interests Results".

               The minority interest percentages as of December 31, 2006 and December 31, 2005 are the following:

                          GRUPO FINANCIERO GALICIA S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
            For the fiscal years ended on December 31, 2006 and 2005.
                     (figures stated in thousands of pesos)

NOTE 4:  (Continued)

          Company                                                12.31.06       12.31.05
          ---------------------------------------------------   -----------   -----------
          Banco de Galicia y Buenos Aires S.A.                      6.39536%      6.39581%
          Net Investment S.A.                                       0.79942%      0.79948%
          Sudamericana Holding S.A.                                 0.79936%      0.79942%
          Galicia Warrants S.A.                                     0.79942%      0.79948%
          B2Agro S.A.                                               0.79942%      0.80774%
          Net Investment B.V.                                       0.79942%      0.79948%
          Tradecom Argentina S.A.                                   0.79942%            -
          Galicia Retiro Cia. de Seguros S.A. (*)                   0.79947%      0.79955%
          Galicia Vida Cia. de Seguros S.A.
           (formerly known as Galicia Vida Cia. de Seguros
             S.A.) (*)                                              0.79958%      0.80929%
          Sudamericana Asesores de Seguros S.A. (*)                 0.80493%      0.83249%
          Galicia Patrimoniales Cia. de Seguros S.A. (*)                  -       0.80769%

               (*) Minority interest determined based on the financial statements as of September 30, 2006 and September 30, 2005.

               The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

          Company                                                            12.31.06       12.31.05
          --------------------------------------------------------------   ------------   ------------
          Galicia Valores S.A. Sociedad de Bolsa                                  0.010%         0.010%
          Galicia Factoring y Leasing S.A.                                        0.020%         0.020%
          Galicia  Administradora  de Fondos  S.A.  Sociedad  Gerente de
          Fondos Comunes de Inversion                                             0.015%         0.015%
          Tarjetas Cuyanas S.A.                                                  40.000%        40.000%
          Tarjeta Naranja S.A.                                                   20.000%        20.000%
          Tarjetas del Mar S.A.                                                   0.005%         0.001%
          Cobranzas Regionales S.A.                                              22.460%        22.460%
          Ancud Comercial S.A.                                                    0.600%             -

NOTE 5:        RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

               Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must maintain a monthly average liquidity level. Computable assets for paying the minimum cash requirement are cash and the checking accounts opened at the Argentine Central Bank.

               The minimum cash requirement at the end the fiscal year was as follows (as measured in average daily balances):


                                                               12.31.06          12.31.05
                                                              ----------        ----------
               Minimum cash requirement in Pesos               1,217,511           758,124
               Minimum cash requirement in foreign currency      658,751           418,710

               As regards cash, based on September 2006 position, only 67% of the average cash may be computed.

               I) As of December 31, 2006, the Bank's ability to dispose of the following assets corresponding to Banco de Galicia y Buenos Aires S.A. was restricted as mentioned below.

                    a. FUNDS, GOVERNMENT SECURITIES AND SECURED LOANS
                    The Bank has deposited $ 47,864 as a guarantee to third parties, $ 237,907 for margins requirements of repo transactions and $ 34,480 as collateral for transactions carried out in the Rosario Futures Exchange. Also, secured loans for $ 428 are blocked as a result of a court order.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:  (Continued)

                    b. SPECIAL ESCROW ACCOUNTS
                    Special escrow accounts have been opened with the Argentine Central Bank as guarantee for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of December 31, 2006 amounted to $138,189.

                    c. DEPOSITS IN FAVOR OF THE ARGENTINE CENTRAL BANK
                    - Unavailable deposits related to foreign exchange transactions $ 533
                    - For securities held in custody to act as register agent and book-entry Mortgage securities held in custody, $ 1,138.
                    - As collateral for assistance received $ 1,733,298

                    d. GUARANTEES GRANTED TO THE ARGENTINE CENTRAL BANK
                    As of December 31, 2006, Banco de Galicia y Buenos Aires S.A. has allocated loans to the public sector for $ 955,414 as collateral for financial assistance from the Argentine Central Bank.

                    e. EQUITY INVESTMENTS
                    The item "Equity Investments" includes shares the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

                    - Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
                    - Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

                    As a shareholder of the concessionaires, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A (in liquidation). and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. had guaranteed their compliance with certain obligations arising from the concession contracts signed by these companies.

                    In addition, the Bank and the other shareholders had committed, in certain circumstances, to provide financial support to those companies if they were unable to honor the commitments they have undertaken with international financial institutions. It is worth mentioning that as of December 31, 2006, only the commitment related to Aguas Cordobesas S.A. is outstanding.

                    Aguas Cordobesas S.A.: Banco de Galicia y Buenos Aires S.A., as a shareholder and proportionally to its 10.833% interest, is jointly responsible, before the Provincial State, for contractual obligations deriving from the concession contract during the entire term thereof.

                    Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced by the grantor to assume the unfulfilled commitment, but only in the proportion and to the extent of the interest held by the Bank.

                    Aguas Provinciales de Santa Fe S.A. (in liquidation): the meeting of the shareholders of Aguas Provinciales de Santa Fe S.A. (in liquidation), held on January 13, 2006, approved the early dissolution and liquidation of said company.

                    Banco de Galicia y Buenos Aires S.A. voted against this decision because it deemed it contrary to the corporate interests, and requested the calling of a new meeting to reactivate and capitalize the company thus allowing its continuity.

                    On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe terminated the concession contract alleging the concessionaire's fault, derived from the dissolution of the company decided by the majority shareholders during the abovementioned shareholders' meeting.

                    As of December 31, 2006, Banco de Galicia y Buenos Aires S.A. has fully provisioned its credits against this company.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:  (Continued)

                    Aguas Argentinas S.A.: after a long negotiation process, on March 21, 2006, the Executive Branch decided to rescind the concession contract with Aguas Argentinas S.A. alleging the concessionaire's fault.

                    As a result of this measure, Aguas Argentinas S.A. went into default and requested the opening of a reorganization process under the provisions of Section 5 and subsequent sections of Law No. 24,522.

                    On March 9, 2006 Banco de Galicia y Buenos Aires S.A. cancelled the commitments undertaken with international financial institutions by purchasing the credits these institutions held against Aguas Argentinas S.A., thus extinguishing the guarantees granted in connection with those loans. The acquisition price was approximately 25% lower than the guaranteed amount.

                    As of December 31, 2006, the investment in said company has been fully provisioned. For the remaining credits, the provisions corresponding to the debtor's status in accordance with the applicable regulations have been established.

                    f. GUARANTEES GRANTED FOR DIRECT OBLIGATIONS
                    As of December 31, 2006, Banco de Galicia y Buenos Aires S.A. has recorded $ 79,532 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by IFC.

               As of December 31, 2005, the total amount of restricted assets for the aforementioned items was $ 5,709,679.

               II) As of December 31, 2006, Banco de Galicia y Buenos Aires S.A. ability to dispose of the following assets of consolidated controlled companies was restricted as follows:

                    a. GALICIA VALORES S.A. SOCIEDAD DE BOLSA:
                    As of December 31, 2006, this company holds three shares of Mercado de Valores de Buenos Aires S.A. which are allocated as guarantee for an insurance covering its transactions for $6,360. As of prior fiscal year's end, the total amount was $ 6,500.

                    b. TARJETAS CUYANAS S.A.:
                    As of December 31, 2006, the company's ability to dispose of time deposits for $ 600 and $ 80 was restricted because these amounts were earmarked as guarantee for two collection agreements signed with the Revenue Board of the Province of Mendoza and Telefonica de Argentina, respectively. As of December 31, 2005, its restricted assets totaled $ 639 and $ 107.

                    In addition, assets for $ 40,000 were granted as collateral for loans from several financial institutions which balance of principal plus accrued interest at fiscal year end amount to $ 40,450.

                    c. TARJETA NARANJA S.A.
                    Attachments in connection with lawsuits amounting to $328 have been levied on current account deposits.

                    Also, $ 55,000 has been recorded under Memorandum Accounts, as collateral for credit lines from financial institutions.

                    d. BANCO GALICIA URUGUAY S.A.:
                    Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Movable Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003, Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

               III) As of December 31, 2006, the Bank's ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:  (Continued)

                    On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, the abovementioned Company made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank; said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

NOTE 6:  GOVERNMENT AND CORPORATE SECURITIES

                    The government and corporate securities listed below have been classified pursuant to the Argentine Central Bank regulations.

                    As of December 31, 2006 and December 31, 2005, holdings of Government and corporate securities were as follows:


                                                                                   12.31.06         12.31.05
                                                                                 ------------    ------------
               Government Securities
                With quotation
                Recorded at market value
               For trading purposes:
                 Government bonds                                                      28,206          20,873
                 Other                                                                    360             356
                 Less: Valuation allowance                                               (357)           (353)
                                                                                 ------------    ------------
               Total trading securities                                                28,209          20,876
                                                                                 ------------    ------------
               Recorded at value after amortization
               In investment accounts
                 Government bonds (Boden 2012)                                      2,608,827         650,924
                                                                                 ------------    ------------
               Total securities in investment accounts                              2,608,827         650,924
                                                                                 ------------    ------------
               Securities issued by the Argentine Central Bank
                 Securities with quotation                                            119,520         699,041
                 Securities without quotation                                             -             5,426
                                                                                 ------------    ------------
               Total securities issued by the Argentine Central Bank                  119,520         704,467
                                                                                 ------------    ------------
               Without quotation
                 Fiscal tax credit certificates (*)                                       -            34,458
                 Government bonds                                                     431,753       4,556,613
                                                                                 ------------    ------------
               Total securities without quotation                                     431,753       4,591,071
                                                                                 ------------    ------------
               Total government securities                                          3,188,309       5,967,338
                                                                                 ------------    ------------
               Corporate Securities
                 Shares                                                                   -               376
                 Negotiable obligations (with quotation)                                  339           4,042
                                                                                 ------------    ------------
               Total corporate securities                                                 339           4,418
                                                                                 ------------    ------------
               Total government and corporate securities                            3,188,648       5,971,756
                                                                                 ============    ============

               (*) Government securities secured by future tax payments.

NOTE 7:  LOANS

                    The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

                    a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.

                    b. Loans to the financial sector: they represent loans to Banks and local financial institutions.

                    c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:

                    - Overdrafts: short-term obligations issued in favor of customers.
                    - Promissory notes: endorsed promissory notes, factoring.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 7:  (Continued)

               - Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
               - Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
               -    Credit card loans: loans granted to credit card holders.
               -    Personal loans: loans to natural persons.
               - Other: this item primarily involves short-term placements in banks abroad.

               Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. In addition, Banco de Galicia y Buenos Aires S.A. must disclose the type of collaterals established on the applicable loans to the non-financial private sector and the pledges granted on loans (preferred guarantees relative to a registered senior pledge).

               As of December 31, 2006 and December 31, 2005, the classification of the loan portfolio was as follows:


                                                        12.31.06         12.31.05
                                                     ------------     ------------
               Non-financial public sector             2,739,282        5,235,869
               Financial sector                          311,623          128,203
               Non-financial private sector and
                 residents abroad                      7,790,689        5,619,015
                   With preferred guarantees           1,076,170          838,540
                   With other collateral               1,307,511        1,024,542
                   Without collateral                  5,407,008        3,755,933
                                                     ------------     ------------
               Subtotal                               10,841,594       10,983,087
               Allowance for uncollectibility risks     (327,042)        (427,911)
                                                     ------------     ------------
               Total                                  10,514,552       10,555,176
                                                     ============     ============

               Said loans were granted in the normal course of transactions with normal terms, interest rates, and collateral requirements.

NOTE 8:  EQUITY INVESTMENTS

               As of December 31, 2006 and December 31, 2005, the breakdown of "Equity Investments" was a follows:


                                                                                       12.31.06         12.31.05
                                                                                      ----------       ----------
               In financial institutions and supplementary and authorized activities

                 Banco Latinoamericano de Exportaciones S.A.                               1,522            1,572
                 Banelco S.A.                                                              7,868            7,219
                 Mercado de Valores de Buenos Aires S.A.                                   8,050            8,190
                 Visa Argentina S.A.                                                         951              951
                 Other                                                                     2,362            2,288
                                                                                      ----------       ----------
               Total equity investments in financial institutions,
                complementary and authorized activities                                   20,753           20,220
                                                                                      ----------       ----------
               In non-financial institutions
                 AEC S.A.                                                                  6,139            6,139
                 Aguas Argentinas S.A.                                                    23,370           23,370
                 Aguas Cordobesas S.A.                                                     8,911            8,911
                 Aguas Provinciales de Santa Fe S.A. (in liquidation)                     10,771           10,771
                 Electrigal S.A.                                                           5,455            5,455
                 Inversora Diamante S.A.                                                       -           12,944
                 Inversora Nihuiles S.A.                                                       -           15,750
                 Tradecom International N.V.                                                   -            6,683
                 Other                                                                     5,043            6,181
                                                                                      ----------       ----------
               Total equity investments in non-financial institutions                     59,689           96,204
                                                                                      ----------       ----------
               Allowances and Provisions                                                 (44,867)         (31,304)
                                                                                      ----------       ----------
               Total equity investments                                                   35,575           85,120
                                                                                      ==========       ==========

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 9:  INTANGIBLE ASSETS - GOODWILL

               The following table shows the goodwill breakdown per activity as of December 31, 2006 and December 31, 2005, respectively:


                                                            12.31.06         12.31.05
                                                           ----------       ----------
               Investment                                          -              684
               In banks                                       45,192           54,706
               Companies issuing regional credit cards        19,973           29,613
                                                           ----------       ----------
               Total                                          65,165           85,003
                                                           ==========       ==========

NOTE 10: TRUST ACTIVITIES

               a) Trust contracts for purposes of guaranteeing compliance with obligations Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

                                                                       Trust fund balance
                                                                   ---------------------------
                                                                                In thousands
               Date of contract             Trustor                   $           of US$         Maturity date
               ----------------   -------------------------------  ------------ --------------  --------------
                 01.06.98         Eduardo Sumic y Ercides Ciani             12             36     07.07.07 (1)
                 02.15.05         Blaisten                                   5              -     02.15.08 (2)
                 12.29.05         Tecsan - Benito Roggio                    10              -     04.28.11 (2)
                 06.16.06         La Nacion                                 18              -     12.31.07 (2)
                 11.01.06         Penaflor                                   1              -     11.01.11 (2)
                 11.09.06         Benito Roggio e hijos                    738              -     01.09.09 (2)

               (1) This amount shall be released upon maturity or when the Bank receives instructions in accordance with contract stipulations.

               (2) These amounts shall be released monthly until the earlier of the settlement date of trustor obligations or the maturity date, whichever occurs first.

               b) Financial trust contract:
               Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of the debt securities and the participation certificates:


                                                                       Trust fund balance
                                                                   ---------------------------
                                                                                In thousands
               Date of contract             Trustor                   $           of US$         Maturity date
               ----------------   -------------------------------  ------------ --------------  --------------
                    03.10.05       Grobo I                             1,114                 -     12.31.06 (4)
                    07.13.05       Rumbo Norte I                       3,515                81     07.13.11 (4)
                    10.12.05       Hydro I                            25,365                 -     09.05.17 (3)
                    11.14.05       Radio Sapienza II                       1                 -     10.12.08 (4)
                    12.13.05       Tarjetas del Mar I                  2,864                 -     12.31.06 (4)
                    01.24.06       Saturno I                           2,713                 -     07.31.07 (3)
                    05.02.06       Prosion I                               2               888     06.15.09 (3)
                    05.22.06       Radio Sapienza III                  3,366                 -     05.12.09 (4)
                    06.26.06       Saturno II                         11,508                 -     09.30.07 (3)
                    08.10.06       Faid 2006/07                        8,340               322     11.30.07 (4)
                    10.05.06       Saturno III                        18,191                 -     04.15.08 (3)
                    10.17.06       Tarjetas del Mar II                 6,070                 -     01.10.15 (4)
                    11.24.06       Radio Sapienza IV                   9,303                 -     11.12.09 (4)
                    12.05.06       Faid 2011                          29,560                 -     12.28.12 (4)
                    12.06.06       Gas I                             588,181                 -     10.28.14 (4)

               (3) These amounts shall be released monthly until the redemption of the debt securities.

               (4) Estimated date, because the actual maturity will occur at the time of the distribution of all of the trust assets.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:       NEGOTIABLE OBLIGATIONS

               a) As of December 31, 2006, Banco de Galicia y Buenos Aires S.A., had the following negotiable obligations outstanding under this Program:

               a.1) Ordinary negotiable obligations:


                                  Residual face value                           Issue authorized
               Date of issue     (in thousands of US$)     Term       Rate        by the C.N.V.
               -------------    ----------------------   -------     ------     ----------------
                  11.08.93             4,394 (*)         10 years     9.00 %       10.08.93

               (*) This amount corresponds to past due negotiable obligations, not tendered to the restructuring offer.

               a.2) The Ordinary Shareholders' Meeting, held on September 30, 1997, authorized the creation of a global program for the issuance of negotiable obligations, not convertible into shares, which could be denominated in pesos, dollars or other currencies, for a maximum aggregate amount equivalent to US$ 1,000,000 thousand. At the date of these financial statements, this program has expired. However, as of December 31, 2006, Banco de Galicia y Buenos Aires S.A. has outstanding the following short-and medium-term negotiable obligations issued under this program:

                                  Residual face value                                Issue authorized
               Date of issue     (in thousands of US$)      Term         Rate          by the C.N.V.
               -------------    ----------------------     ------       ------       ----------------
                  07.19.02            24,212 (*)         1,840 days     7.875%            04.22.98
                  07.19.02            14,387 (*)         1,840 days   6 months Libor      04.22.98
                                                                        plus 4%

               (*) Negotiable obligations which are current, issued as a result of the restructuring of New York Branch's debt, and which were not included in Banco de Galicia y Buenos Aires S.A.'s debt restructuring.

               In accordance with the provisions of the Negotiable Obligations Law and Argentine Central Bank regulations, the net proceeds of the negotiable obligations detailed in items a.1) and a.2) were applied to the extension of credit to domestic companies for them to finance investments in physical assets in Argentina, working capital or the restructuring of liabilities, the extension of consumer loans and mortgage loans to finance housing construction, or investments in the share capital of domestic companies and other uses envisaged by current regulations.

               a.3) The Ordinary Shareholders' Meeting held on September 30, 2003, approved the creation of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured, for a maximum face amount of US$ 2,000,000 thousand or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the C.N.V., which took place on December 29, 2003, pursuant to Resolution No. 14,708, or for any other longer term the C.N.V. may authorize pursuant to regulations.

               On April 23, 2004, through Resolution No. 14,773 the C.N.V. authorized the issuance of ordinary senior and subordinated negotiable obligations, not convertible into shares, for a total face value of up to US$ 1,400,000 thousand or its equivalent in other currencies.

               The net proceeds of the negotiable obligations issued under the Program were used to refinance foreign debt, in accordance with Section. 36 of the Negotiable Obligations Law, Argentine Central Bank regulations, and other applicable regulations.

               The Ordinary and Extraordinary Shareholder's Meeting held on April 27, 2006 ratified and renewed the powers invested in the Board of Directors regarding this program.

               As of December 31, 2006, Banco de Galicia y Buenos Aires S.A., had the following negotiable obligations outstanding under this
               Program:

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:       (Continued)

               Ordinary negotiable obligations:

                                      Residual face value                                        Issue authorized by
                 Date of issue       (in thousands of US$)         Term              Rate            the C.N.V.
               ------------------    ---------------------    ---------------    -------------   -------------------
               05.18.04              464,802                  (1)                (*)              12.29.03 and
                                                                                                  04.27.04
               05.18.04              308,734                  (2)                (#)              12.29.03 and
                                                                                                  04.27.04

               (1) The principal of the Negotiable Obligations Due 2014 will be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of principal at origin, until their due date, January 1, 2014, when the remaining 11.12% of principal at origin is due. Grupo Financiero Galicia S.A. holds Negotiable Obligations with maturity in 2014 for a face value of US$ 107,000 thousand.

               (2) The principal of the Negotiable Obligations Due 2010 will be amortized semi-annually, beginning July 1, 2006, in installments equal to 12.5% of the original principal amount, until their due date, January 1, 2010, when the remaining 12.5% of principal at origin is due. (*) Interest shall accrue as from January 1, 2004, at a 3% annual fixed rate, which increases by 1% each year until an annual rate of 7% is reached, which will apply from January 1, 2008 up to but not including January 1, 2014.

               (#) The interest rate established for the period from July 1, 2006 to December 31, 2006 is of 9.14% (6-month Libor: 5.64% plus 3.5%).

               Subordinated negotiable obligations:

                                      Residual face value                                        Issue authorized by
                 Date of issue       (in thousands of US$)         Term              Rate            the C.N.V.
               ------------------    ---------------------    ---------------    -------------   -------------------
               05.18.04              246,885 (*)              (1)                (2)             12.29.03 and
                                                                                                 04.27.04

               (*) Includes US$ 5,455 thousand, US$ 5,592, thousand, US$ 5,731 thousand, US$ 5,875 thousand and US$ 6,021 thousand, payment-in-kind (by means of Negotiable Obligations Due 2019) interest due on July 1, 2004, January 1, 2005, July 1, 2005, January 1, 2006 and July 3, 2006, respectively. Grupo Financiero Galicia S.A. holds Subordinated Negotiable Obligations due 2019 for a face value of US$ 4,281.93 thousand, which include capitalized interest on the new Subordinated Negotiable Obligations.

               (1) These obligations will be fully amortized upon maturity, on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all the negotiable obligations due in 2014 and 2010 have been fully repaid.

               (2) Interest on the Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears, on January 1 and July 1 of each year, commencing on July 1, 2004. The Negotiable Obligations Due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate increases to 11% per annum from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations Due 2019, unless they are previously redeemed. Interest payable in kind will accrues at an annual fixed rate of 5%, beginning on January 1, 2004, and will be payable on January 1, 2014 and January 1, 2019.

               a4) The Ordinary Shareholders Meeting, held on April 28, 2005, approved the creation of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, subordinated or not, adjustable or not, secured or unsecured, for a maximum face amount of $ 1,000,000, or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the C.N.V., or for any other longer term the C.N.V. may authorize pursuant to regulations.

               On September 15, 2005, the Board of Directors resolved that the U.S. dollar was the currency to determine the amount of the Program, at Argentine Central Bank reference exchange rate as of September 14, 2005 (U$S 1 = $ 2.9193) which resulted in a rounded off total Program amount of U$S 342,500 thousand. Likewise, the Board of Directors established the remaining terms and conditions for the issuance and re-issuance of ordinary negotiable obligations, under the Program, which was approved by the C.N.V. through Resolution No. 15228 dated November 4, 2005.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11: (Continued)

               As of December 31, 2006, the total balance of negotiable obligations, including principal and interest, amounts to $ 3,368,044, net of expenses.

               As of December 31, 2005, the total for the same concept amounted to $ 3,533,115.

               b)   COMPANIES CONTROLLED BY BANCO DE GALICIA Y BUENOS AIRES S.A.
                    - ISSUANCE OF NEGOTIABLE OBLIGATIONS

               In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

               a) Banco Galicia Uruguay S.A.

               As of December 31, 2006 and December 31, 2005:


                                         Residual face       Residual face
                                             value               value
                                         (in thousands     (in thousands of
                                            of US$)              US$)
                   Date of issue            12.31.06           12.31.05              Term                Rate
                   -------------        --------------     -----------------       --------             ------
                       12.24.02                    -              47,319            9 years               2%
                       08.31.03                8,924               8,929            9 years               7%
                       08.31.03                  559                 798            5 years               2%
                       10.17.06             44,799  (*)                -            5 years               2%

               (*) In addition, Grupo Financiero Galicia S.A. holds Negotiable Obligations issued on 10.17.06 for a FV of U$S 1,042 thousand.

               b) Tarjetas Regionales S.A.

               In order to finance their operations, the companies controlled by Tarjetas Regionales S.A. have the following series of negotiable obligations outstanding, issued in order to finance their operations:


                      Conditions                   Tarjeta Naranja S.A.                Tarjeta Naranja S.A.
               -------------------------     ---------------------------------      -------------------------
               Series No.                                  III                                 IV
               Currency of issue                        Pesos ($)                      U.S. dollars (US$)
               Placement date                           05.17.05                            09.20.05
               Maturity date                            11.08.06                            09.15.06
               Term                                     540 days                            360 days
               Rate                                     Variable
                                                        CER Var.
                                               (minimum 8% and maximum 20%)                   Fixed
                                                        plus 1.75%                     6.5% nominal annual
               Face value                                41,020  (*)                       27,614 (**)
               Residual value as of
               12.31.06                                         -                                 -
               Residual value as of
               12.31.05                                    41,020                            27,034

               (*) On November 8, 2006 the total amount issued was settled.

               (**) Tarjeta Naranja S.A. issued and placed its Series IV negotiable obligations for a total amount of US$ 8,916 thousand. On September 15, 2006 the total issued amount was settled.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  (Continued)

               Conditions              Tarjeta Naranja S.A.             Tarjeta Naranja S.A.
               ---------------------   --------------------   ---------------------------------
               Series No.                      Class I                    Class II
               Currency of issue              Pesos ($)        U.S. dollars (US$) which were
                                                              converted into Pesos ($) pursuant
                                                              to issuance terms and conditions
               Placement date                 12.14.05                    06.14.06
               Maturity date                  12.14.07                    12.14.08
               Term                           24 months                  30 months
               Rate                          Maximum 20%          Fixed 17% nominal annual
                                             Minimum 8%
               Face value                     40,781                        80,150 (***)
               Residual value as of
                12.31.06                      40,781                        80,150
               Residual value as of
                12.31.05                      40,781                             -

          (***) Tarjeta Naranja S.A. issued and placed its Class II Negotiable Obligations for a total amount of US$ 26,000 thousand, which, as specified by the terms and conditions of the securities, was converted into $ 80,150. Investor assume the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

               Conditions               Tarjeta Naranja S.A.             Tarjeta Naranja S.A.
               ---------------------   -----------------------    ---------------------------------
               Series No.                     Class III                        Class IV
               Currency of issue         U.S. dollars (US$)         U.S. dollars (US$) which were
                                                                  converted into Pesos ($) pursuant
                                                                   to issuance terms and conditions
               Placement date                 09.15.06                         11.29.06
               Maturity date                  09.10.07                         11.29.11
               Term                           360 days                        60 months
               Rate                    Fixed 7% nominal annual        Fixed 15.5% nominal annual
               Face value                   30,519  (****)                     307,900 (*****)
               Residual value as of
               12.31.06                        30,519                          307,900
               Residual value as of
               12.31.05                                      -                                   -

          (****) Tarjeta Naranja S.A. issued and placed its Class III Negotiable Obligations for a total amount of US$ 9,967 thousand, which, as specified by the terms and conditions of the securities, were converted into $ 30,938 and shall be payable in U.S. dollars.

          (*****) Tarjeta Naranja S.A. issued and placed its Class IV Negotiable Obligations for a total amount of US$ 100,000 thousand, which, as specified by the terms and conditions of the securities, was converted into $ 307,900. Investor assume the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

               Conditions               Tarjetas Cuyanas S.A.         Tarjetas Cuyanas S.A.
               ---------------------   -----------------------    ---------------------------------
               Series No.                        XVI                            XVII
               Currency of issue              Pesos ($)                      Pesos ($)
               Placement date                 12.16.05                        12.11.06
               Maturity date                  12.11.06                        07.10.07
               Term                           360 days                       2100 days
               Rate                          Maximum 20%                12.46% fixed during
                                             Minimum 8%                  the whole period
               Face value                     21,532 (*)                       34,613
               Residual value as of
                12.31.06                                     -                 34,613
               Residual value as of
                12.31.05                      21,532                                    -

          (*) On December 6, 2006 the total issued amount was settled.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 12:  MINIMUM CAPITALS

          Grupo Financiero Galicia S.A. is not subject to the Minimum capital requirements established by the Argentine Central Bank.

          In addition, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Corporations Law, which amount to Pesos 12.

          Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting the risks related to assets and to the balances of bank premises and equipment and miscellaneous and intangible assets.

          As called for by Argentine Central Bank regulations, as of December 31, 2006 and December 31, 2005, the Minimum capital requirements were as follows:

                                                               Payment of capital as a %
          Date       Capital required    Computable capital    of the capital requirement
          --------   ----------------    ------------------    --------------------------
          12.31.06          1,084,313             1,861,559                        171.68
          12.31.05            881,546             1,885,211                        213.85

          Communique "A" 3911 and supplementary regulations state that, as of January 1, 2006, a financial institution's total exposure to the non-financial public sector must not exceed 40% of its total assets and that, as of July 1, 2007, it must not exceed 35%.

          According to said Communique, Banco de Galicia y Buenos Aires S.A. has presented the appropriate adjustment plan, which has been accepted by the Argentine Central Bank on February 28, 2006.

          As of December 31, 2006, Banco de Galicia y Buenos Aires S.A. is in compliance with the guidelines committed to in said plan.

          Also, non-compliance instances of the regulations on credit risk division and credit adjustment have been observed which, in turn, brought about an increase in the demand of minimum capitals due to credit risk exposure.

NOTE 13:  CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

          Law No. 24,485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

          The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

          This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Also excluded are those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than the interest rate. This system has been implemented through the creation of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. (SEDESA). The shareholders of SEDESA are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

          As from January 1, 2005, the Argentine Central Bank set this contribution in 0.015%.

          As of December 31, 2006, the standard contribution to the Deposits Insurance System amounted to $ 318,541, of which $ 15,771 corresponds to the fiscal year.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 14:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          In the case of Banco de Galicia y Buenos Aires S.A., Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at the fiscal year end, plus (less) prior fiscal year adjustments, be allocated to a legal reserve.

          This proportion applies regardless of the ratio of legal reserve to capital stock. Should the legal reserve be used to absorb losses, earnings shall be distributed only if the value of the legal reserve exceeds 20% of the capital stock plus the capital adjustment.

          Through communiques "A" 4589 and "A" 4591 the Argentine Central Bank modified the criteria for distribution of profits by financial institutes. According to the new rules, profits can be distributed up to the positive amount resulting after deducting from retained earnings the reserves that may be legally and statutory required, as well as the following items: the difference between the book value and the market value of a financial institution's portfolio of public sector assets, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

          In addition, to be able to distribute profits, a financial institution must comply with the capital adequacy rule, with the minimum capital requirement and the regulatory capital calculated, to the only purpose of determining its ability to distribute profits, by deducting from its assets and retained earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments computable as core capital pursuant to Communique "A" 4576.

          In addition, in such calculation, a financial institution will not be able to compute the temporary reductions in the capital required to cover the exposure to the public sector and interest rate risk (governed by the alfa 1 and alfa 2 coefficients) that are currently in effect, as well as any other regulatory forbearance that the Argentine Central Bank may provide, affecting minimum capital requirements, computable regulatory capital or a financial institution's capital adequacy, and the amount of profits that it wishes to distribute.

          Profit distribution will require the prior authorization of the Argentine Central Bank, which intervention will have the purpose of verifying that the aforementioned requirements have been fulfilled.

          Loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of common stock, except for stock dividends or distributions. It was also established that such restriction will not apply to dividends paid to said Entity by a consolidated subsidiary.

          Notwithstanding this, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: (i) no Default or Event of Default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt ; and (iii) the Bank were to repay two U.S. dollars (US$ 2) of Long-Term Debt principal for each U.S. dollar (US$ 1) paid as dividends."

          In turn, the shareholders of Tarjeta Naranja S.A during the Ordinary and Extraordinary Shareholders' Meeting held on March 16, 2006 set forth the following policy for the distribution of dividends: a) to keep under retained earnings, those retained earning corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year from and after fiscal year 2005. These restrictions shall remain in force as long as the company's shareholder's equity is below $ 300,000.

          Also, the company agreed, pursuant to the terms and conditions of the Class II and IV Negotiable Obligations, not to distribute profits exceeding 50% of net income accrued during the fiscal year closest to the distribution date, for which financial statements are available.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 14:  (Continued)

          In addition, Tarjeta Naranja S.A. has entered into a credit agreement with certain financial institutions thereby committing not to distribute or pay dividends for an amount higher than 25% of retained earnings and not to make any distribution whatsoever if falling to comply with any of its obligations thereof.

NOTE 15:  NATIONAL SECURITIES COMMISSION ("C.N.V.")

          RESOLUTION NO. 368/01
          As of December 31, 2006, Banco de Galicia y Buenos Aires S.A.'s equity exceeds that required by Chapter XIX, items 4 and 5 of C.N.V. Resolution No. 368/01 to act as an over-the-counter broker.

          Furthermore, in compliance with Section 32 of Chapter XI of that resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA MIX," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS LIQUIDADO," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES," as of December 31, 2006, Banco de Galicia y Buenos Aires S.A. holds a total of 617,876,327 units under custody for a market value of $ 480,033, which is included in the "Depositors of Securities held in Custody" account.

          As of December 31, 2005, the securities held in custody by the Bank totaled 479,905,814 units and their market value amounted to $ 296,698.

NOTE 16:  PENDING ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

          16.1 - DEPOSITS WITH THE FINANCIAL SYSTEM - LEGAL ACTIONS REQUESTING PROTECTION OF CONSTITUTIONAL GUARANTEES
          As a result of the provisions of Decree No. 1,570/01, Law No. 25,561, Decree No. 214/02 and concurrent regulations, and as a result of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims have been filed against the National State and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. Most lower and upper courts have declared the emergency regulations unconstitutional. As of December 31, 2006, the court orders received by Banco de Galicia y Buenos Aires S.A. requiring the reimbursement of deposits in foreign or Argentine currency, at the free-market exchange rate, amounted to $ 12,819 and US$ 644,513 thousand. In compliance with those court orders, as of the same date, the Bank has paid the amounts of $ 1,163,872 and US$ 111,192 thousand to reimburse deposits, in pesos and in foreign currency.

          The difference between the amounts paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the $ 1.40 per U.S. dollar exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to $ 688,390 and $ 668,946, as of December 31, 2006 and December 31, 2005,
          respectively, has been recorded under "Intangible Assets". Residual values as of said dates total $ 367,221 and $ 347,777, respectively. Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims, at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in dollars, pursuant to orders issued by the Judicial Branch, either in U.S. dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the National Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Entity has reserved the corresponding rights.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  (Continued)

          On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested to the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of the due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by court decisions. Banco de Galicia y Buenos Aires S.A. has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

          On October 26, 2004, the Argentine Supreme Court of Justice ruled on the lawsuit entitled "Bustos, Alberto et al vs. National State, on legal action requesting protection of constitutional guarantees," admitting the declaration of national emergency established by Law No. 25,561 and the constitutionality of Section 2 of Decree No. 214/02.

          On December 27, 2006, the Argentine Supreme Court of Justice ruled on the case named "Massa c/ Estado Nacional and Bank Boston", resolving that the defendant bank must fulfill its obligation to reimburse a dollar-denominated deposit subject to emergency regulations by, paying the original amount deposited converted into pesos at an the exchange rate of $ 1.40 per U.S. dollar, adjusted by CER until the effective payment day, together with a 4% annual interest and computing amounts paid in order to comply with preliminary injunctions or other measures as payments on account. As of the date of preparation of these financial statements, Banco de Galicia y Buenos Aires S.A. is analyzing the consequences of such decision. Even though the ruling refers to a particular case, it is expected that it will be strongly followed in similar cases to be heard by the lower courts.

          During the previous fiscal year, as well as in the current one, Banco de Galicia y Buenos Aires S.A. has noticed that the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly, which has reduced the risk of worsening of this problem in the future.

          16.2 - CLAIMS DUE TO FOREIGN EXCHANGE DIFFERENCES ARISING FROM THE REPAYMENT OF FINANCIAL ASSISTANCE DURING FOREIGN-EXCHANGE MARKET HOLIDAYS IN JANUARY 2002.
          During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in U.S. dollars, provided by the Bank Liquidity Fund, on January 02 and 04, 2002.

          On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

          On January 6, 2002, before the market was reopened, Law No. 25,561 was enacted, which repealed the convertibility system and established a new exchange rate of $1.40 per U.S. dollar.

          As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

          As a result, the U.S. dollars funds credited by the Bank Liquidity Fund on January 02 and 04, 2002, remained in U.S. dollars until the reopening of the market.

          On that date, and in accordance with the regulations in force, the U.S. dollar was sold at $1.40.

          For this reason, when the Argentine Central Bank applied US$ 410,000 thousand to the settlement by Banco de Galicia y Buenos Aires S.A. of the financial assistance granted, it should have cancelled US$ 410,000 thousand times 1.40, that is, the amount of $ 574,000.

          This has infringed the guarantee of inviolability of private property and equal treatment before the law.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  (Continued)

          Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

          Said entity has filed a claim before the Argentine Central bank to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

          16.3 - COMPENSATION TO FINANCIAL INSTITUTIONS
          Section 7 of Decree No. 214/02, the issuance of a bond payable by the National Treasury to compensate the imbalance created in the financial system by the devaluation of the peso and the asymmetric pesification of assets and liabilities.

          In June 2002, Decree No. 905/02, in its Sections 28 and 29, established the methodology for calculating the abovementioned compensation amount, granting a Compensatory Bond to compensate the losses that resulted from the asymmetric pesification of assets and liabilities, and a Hedge Bond to compensate the currency mismatch that resulted from the mandatory pesification of part of the assets and liabilities.

          After a thorough verification process performed by the Argentine Central Bank, it was established that the final compensation to be paid to Banco de Galicia y Buenos Aires S.A. amounts to US$ 2,178,030 thousand of face value of BODEN 2012.

          As of December 31, 2005, Banco de Galicia y Buenos Aires S.A. had received the total amount of the Compensatory Bond for US$ 906,277.46 thousand of face value of Boden 2012.

          In December 2006, Argentine Central Bank delivered to Banco de Galicia y Buenos Aires S.A. Boden 2012 for US$ 1,154,955 thousand of face value, at their 75% residual value and US$ 406,775 thousand in cash in connection with past due amortization and interest coupons, as partial compensation for the negative net position in foreign currency as of December 31, 2001, pursuant to the provisions of Decree N(degree)905/02 sections 28 and 29 (90.8% of the Hedge Bond).

          The advance granted by the Argentine Central Bank pursuant to the provisions of section 29 subsection g) of said decree was settled in cash for $ 1,369,664 and through the application of the following assets granted as collateral: Bogar and National Secured Loans for $ 1,111,641 of face value and $ 69 of face value, respectively.

          The execution of the advance, under the conditions set forth in Resolution No. 237/06 of the Argentine Central Bank, release Bogar for $ 392,818 of face value, which had been granted as collateral for such advance. It is important to highlight that said Resolution did not contemplate the settlement of pass due amortization and interest coupons through the application of assets granted as collateral. Therefore, such assets and that of the securities mentioned in the following paragraph, were valued pursuant to the "present value" criterion set forth by the Argentine Central Bank, thus originating a decrease in their book value of $ 109,086.

          On December 13, 2006, Banco de Galicia y Buenos Aires S.A. requested to the Argentine Central Bank the advance for the purchase of the remainder of the Hedge Bond that is Boden 2012 for US$ 116,797 thousand of face value and the simultaneous settlement of such liability on the date of execution, through the application of a $ 163,516 of face value of Bogar granted as collateral.

          The amount of the compensation pending receipt has been recorded under "Other Receivables Resulting from Financial Brokerage - In Foreign Currency - Compensation to be Received from the National Government" for $ 401,335.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  (Continued)

          16.4. - SITUATION OF BANCO GALICIA URUGUAY S.A. AND GALICIA (CAYMAN) LIMITED
          The financial crisis unleashed in late 2001 also affected the companies controlled by Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. and Galicia (Cayman) Limited.

          Banco Galicia Uruguay S.A. after the total suspension of all its activities, as from February 2002; in December 2002 restructured its deposits with a high degree of participation by its depositors. Subsequently, it implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.

          The Uruguayan authorities resolved to maintain the authorization to operate granted to Banco Galicia Uruguay S.A. by the Executive Branch and withdraw the authorization to act as a commercial bank.

          Within this process and during the previous fiscal year, the Argentine Central Bank authorized the transfer of BODEN 2012 to Banco Galicia Uruguay S.A. for a face value of US$ 195,979 thousand, which was applied to the settlement of the expressions of interest to participate in the exchange received.

          Furthermore, in order to strengthen the financial condition of its subsidiaries, Grupo Financiero Galicia SA. forgave US$ 43,000 thousand subordinated negotiable obligations issued by Banco Galicia Uruguay S.A. This debt forgiveness, along with the exchange of deposits, have meant an important improvement to Banco Galicia Uruguay S.A.'s financial conditions derived from the reduction of its liabilities.

          As of December 31, 2006, the principal amount of the restructured liabilities (time deposits and negotiable obligations) was $ 211,571, with the first four installments due September 2003, 2004, 2005 and 2006 and the Negotiable Obligations due December 2005 having been paid. As of December 31, 2006, the shareholders' equity amounts to $ 107,255 and it is estimated that the cash proceeds of this company's assets (mainly credits) shall exceed, in all of the payment periods of the arrangement with creditors, the obligations resulting from such agreement.

          Also, Banco Galicia Uruguay S.A. has created a "Negotiable Obligations Issuance Program" for the amount of up to US$ 108,090 thousand, in order to convert privately issued Negotiable Obligations due in 2011 into public Negotiable Obligations and, also, offer holders of "Transferable time-deposit certificates" the possibility to exchange said certificates for the abovementioned Negotiable Obligations. On October 17, 2006, Series I Negotiable Obligations for an amount of US$ 48,467 thousand were issued under the Program. Grupo Financiero Galicia S.A. subscribed said exchange for the a face value of US$ 1,042 thousand.

          As regards Galicia (Cayman) Limited, even though it was in provisional liquidation, on February 2, 2006, as a consequence of the presentation made by the Administrators of the Restructuring Plan of Galicia Cayman, the Grand Court of the Cayman Islands declared the plan terminated, thus returning the company to its legal authorities as from February 23, 2006.

          In order to help face the payment proposal of Galicia (Cayman) Limited, Grupo Financiero Galicia S.A., during July 2003, granted said bank a subordinated loan for US$ 1,200 thousand, to be repaid once the debt with all creditors has been amortized pursuant to the proposal. On December 15, 2005, Grupo Financiero Galicia S.A. signed an agreement with Galicia (Cayman) Limited, to exchange the abovementioned loan plus the interests accrued up to that date, for transferable time-deposit certificates issued by Banco Galicia Uruguay S.A.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 17: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "I.S.S.B.")

          The 2% contribution on interests and fees received by banks established by Section 17, paragraph f), of Law No. 19,322, was reduced to 1% beginning July 1, 1996, and beginning July 1, 1997, it was finally eliminated by Decrees No. 263/96 and 915/96. In addition, Decree No. 336/98 dated March 26, 1998, of the National Executive Branch, confirmed the elimination of the Bank Employees' Social Services Institute (I.S.S.B.) and the creation of a new institution called Bank Employees' Health Care System (O.S.B.A.), which was not the successor of the I.S.S.B.

          In April 1998, O.S.B.A. filed a final claim against Banco de Galicia y Buenos Aires S.A. claiming to be the successor of the I.S.S.B.; in response to this, Banco de Galicia y Buenos Aires S.A. brought legal action calling for a stay before the Federal Court of First Instance on Social Security Matters No. 5, requesting that a resolution be issued stating that this contribution had been repealed, and that O.S.B.A. was not the successor of the I.S.S.B.. Also, it requested a preliminary injunction, which was granted, which prevents O.S.B.A. from bringing legal action or making verifications on the grounds of
          Section 17, clause f) of Law No. 19,322 until a final judgment is issued. The preliminary injunction was confirmed. The lower and upper courts rendered a judgment stating that O.S.B.A. was not the successor of I.S.S.B. and that, therefore, it was not entitled to claim or collect said contribution. This is a final judgment and has already been confirmed.

          In addition, O.S.B.A. has brought a declaratory action before the federal administrative litigation jurisdiction against all institutions in the financial system, claiming annulment of the decrees that eliminated the contribution to said institution. Considering that a risk exists as to the interpretations that courts may make of this dispute, Banco de Galicia y Buenos Aires S.A. has agreed to seek an agreement on those disputed or doubtful rights, without this involving any recognition of rights, but involving O.S.B.A.`s abandonment of the abovementioned legal action and of any other judicial and/or administrative action, whether filed or to be filed in the future, in connection with this issue.

          This agreement has been approved by the Federal Court of First Instance on Administrative Litigation No. 4 in the case identified above , which represents a limitation of the potential risk an unfavorable resolution would entail.

NOTE 18:  SETTING UP OF FINANCIAL TRUSTS:

          a) Financial trusts with Banco de Galicia y Buenos Aires S.A. acts as trustee outstanding at fiscal year end:

          Conditions                          Galtrust I                 Galtrust II                Galtrust V
          -------------------------    ------------------------    ----------------------    -----------------------
          Creation Date                        10.13.00                   12.17.01                  12.17.01
          Maturity date                        10.10.15                   12.10.10                  01.10.16
          Trustee                         First Trust of New         First Trust of New        First Trust of New
                                               York N.A.                  York N.A.               York N.A.
          Rate (*)                        C.E.R. + 10% T.N.A.       C.E.R. + 9.75% T.N.A.     C.E.R. + 9.75% T.N.A.
          Trust assets                    Loans to provincial          Mortgage loans            Mortgage loans
                                              governments
          Total portfolio                    Thousands of               Thousands of              Thousands of
          transferred                        US$ 490,224 (**)            US$ 61,191                US$ 57,573
            "A" Debt securities             FV thousands of            FV thousands of          FV thousands of
                                              US$ 100,000                US$ 45,000                US$ 42,000
            "B" Debt securities             FV thousands of
                                              US$ 200,000                     -                         -
          Participation                     FV thousands of            FV thousands of          FV thousands of
          Certificates                        US$ 200,000                US$ 16,191                US$ 15,573

          (*) Only applicable to debt securities and participation securities.
          (1) The remaining US$ 9,776 thousand was transferred in cash.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

                                                                                                     Creditos
                                                                      Galicia Hipotecas           Inmobiliarios
                 Conditions                    Galicia                   Comerciales                Galicia I
          -------------------------    ------------------------    -----------------------   -----------------------
          Creation Date                         04.16.02                   02.22.05                 08.17.05
          Maturity date                         05.06.32                   07.12.13                 03.15.15
          Trustee                           Bapro Mandatos y          Deutsche Bank S.A         Deutsche Bank S.A
                                             Negocios S.A.
          Rate (*)                            C.E.R. + 4%           C.E.R. + 0.05% T.N.A.       Minimum 8% T.N.A.
                                                                                                 and maximum 18%
                                                                                                     T.N.A.
          Trust assets                       Secured loans           Commercial mortgage         Mortgage loans
                                                                            loans
          Total portfolio
           transferred                          $ 108,000                   $ 29,059                 $ 91,000
          "A" Debt securities                           -                FV $ 24,119              FV $ 72,800
          "B" Debt securities                           -                          -                        -
          Participation
           Certificates                      FV $ 108,000                 FV $ 4,940              FV $ 18,200

          (*) Only applicable to debt securities and participation securities.


                                        Creditos Inmobiliarios                                   Galicia Personales
                 Conditions                   Galicia II            Galicia Personales II               III
          -------------------------    ------------------------    ------------------------    ------------------------

          Creation Date                         10.12.05                   01.25.06                   05.16.06
          Maturity date                         12.15.25             09.15.07 (Estimated         09.15.07 (Estimated
                                                                    date for Class B Debt         date for Class B
                                                                         Securities)              Debt Securities)
                                                                    11/15/2009 (Estimated        03.15.11 (Estimated
                                                                           date for                   date for
                                                                        Participation               Participation
                                                                        Certificates)               Certificates)
          Trustee                          Deutsche Bank S.A          Deutsche Bank S.A.         Deutsche Bank S.A.
          Rate (*)                       Minimum 8% T.N.A. and      The highest rate            The highest rate
                                           maximum 18% T.N.A.       between: Badlar for         between: Badlar for
                                                                    time deposits of 30         time deposits of 30
                                                                    to 35 days and of           to 35 days and of
                                                                    more than one               more than one
                                                                    million pesos of            million pesos of
                                                                    private banks, and          private banks, and
                                                                    CER variation               CER variation
                                                                    percentage expressed        percentage expressed
                                                                    as T.N.A. up to a           as T.N.A.
                                                                    maximum of 21%.
          Trust assets                       Mortgage loans             Consumer loans             Consumer loans
          Total portfolio
           transferred                          $ 150,000                   $ 97,367                  $ 100,000
          "A" Debt securities                FV $ 109,000                FV $ 77,893                FV $ 85,000
          "B" Debt securities                           -                 FV $ 9,737                 FV $ 7,500
          Participation
           Certificates                       FV $ 41,000                 FV $ 9,737                 FV $ 7,500

          (*) Only applicable to debt securities and participation securities.


                 Conditions                    Galicia Prendas Comerciales I          Galicia Leasing I
          -----------------------------      ---------------------------------    --------------------------------
          Creation Date                                   07.03.06                           09.22.06
          Maturity date                         05.15.09 (Estimated date of         11.15.07 (Estimated date for
                                                  Class B Debt Securities)           Class A1 Debt Securities)
                                                  02.15.11 (Estimated date of       07.15.07 (Estimated date for
                                                   Participation Certificates)        Class A2 Debt Securities)
                                                                                    11.15.09 (Estimated date for
                                                                                      Class B Debt Securities)
                                                                                    05.15.11 (Estimated date for
                                                                                    Participation Certificates)
          Trustee                                    Deutsche Bank S.A.                 Deutsche Bank S.A.
          Rate (*)                               Class "A" Debt Securities,         Class "A" Debt Securities,
                                                    Minimum 10.5% T.N.A.               Minimum 10.5% T.N.A.
                                                     Maximum 20% T.N.A.                 Maximum 20% T.N.A.
                                                 Class "B" Debt Securities,         Class "B" Debt Securities,
                                                    Minimum 11.5% T.N.A.               Minimum 11.5% T.N.A.
                                                     Maximum 21% T.N.A.                 Maximum 21% T.N.A.
          Trust assets                                  Pledge loans               Assets under financial leases
          Total portfolio transferred                      $ 86,623                           $ 150,000
          "A" Debt securities                           FV $ 73,629                        FV $ 127,500
          "B" Debt securities                            FV $ 6,930                         FV $ 12,000
          Participation Certificates                     FV $ 6,064                         FV $ 10,500

          (*) Only applicable to debt securities and participation securities.

          As of December 31, 2006, Banco de Galicia y Buenos Aires S.A. holdings in Participation certificates and Debt securities amounted to $ 758,520 and $ 31,948 respectively; while as of December 31, 2005 they amounted to $ 678,252 and 6,825, respectively.

          b) Financial trusts received as loan repayment:

                   Conditions                            Hydro I
          -----------------------------     ----------------------------------
          Creation Date                                 10.12.05
          Maturity date                                 09.05.17
          Trustor                                 Consorcio de Empresas
                                                Mendocinas para Potrerillos
                                                           S.A.
          Trustee                               Banco de Galicia y Buenos
                                                        Aires S.A.
          Trust assets                          Loans for electrical power
                                               supply, loans for subsidies,
                                                 royalties and interests
          Rate (*)                            7% T.N.A. until 09.05.06 and
                                               thereafter, variable T.N.A.
                                                equal to T.E.C. + 5% (**)
          Subscribed debt securities            Class "B" debt securities
                                                       FV $ 25,523
          Balance as of 12.31.06                          $ 25,094
          Balance as of 12.31.05                          $ 25,655

          (*) Only applicable to debt securities and participation securities. (**) T.E.C. stands for adjusted survey rate.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

          c) Financial trusts acquired as investments:

                    Conditions                    Edificio Bouchard Plaza
          -----------------------------     ----------------------------------

          Creation date                                   12.20.05
          Maturity date                                   06.29.08
          Trustor                                Ludwing Investments S.A.
          Trustee                                Nacion Fideicomisos S.A.
          Trust assets                               Loans transferred
          Rate (*)                              T.E.C. from Private banks. +
                                                      6.25% T.N.A (**)
          Subscribed debt securities            Additional debt securities
                                                          $ 10,500
          Balance as of 12.31.06                          $ 11,327
          Balance as of 12.31.05                          $ 10,546

          (*) Only applicable to debt securities and participation securities. (**) T.E.C. stands for adjusted survey rate.

          Also, as of December 31, 2006, Banco de Galicia y Buenos Aires S.A. records other financial trusts acquired as investments for the amount of $ 1,322. As of the prior fiscal year's end, these amounted to $ 450.

          d) A trust called "BG Financial Trust" was created in December 2005. Receivables amounting to $ 264,426, belonging to the portfolio classified as situation 3 or lower, have been transferred to the trustee ("Equity Trust Company (Argentina) S.A."), for a value, net of allowances, of $ 91,290; Banco de Galicia y Buenos Aires S.A. received such amount in cash. The debt securities issued by the trust were fully subscribed by third parties.

          Banco de Galicia y Buenos Aires S.A. has been appointed Trustee and Collection Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive a compensation incentive upon the occurrence of the following: (i) no later than December 31, 2009, the Net Cash Flow effectively collected equals or exceeds the price paid for the transferred portfolio; and (ii) no later than December 31, 2012, an IRR equal or higher than 18% is reached. In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the trustee.

          f) Trusts with Tarjeta Naranja S.A. as trustor:

                                                                            Tarjeta Naranja Trust          Tarjeta Naranja Trust
                Financial Trust           Tarjeta Naranja Trust I                    II                             III
          --------------------------    -----------------------------    ---------------------------    ---------------------------
          Creation date                            11.07.05                        02.16.06                        08.15.06
          Maturity date                            05.20.08                        12.20.07                        09.20.08
                                                                                                               D.S.: "A" Caps:
                                                                                                            Minimum 10.5% nominal
                                             D.S. "A": C.E.R. VAR+                                                  annual
                                              1.18% or T.E. + 2%             D.S. "A": C.E.R. VAR
                                            Maximum 18% Minimum 9%            maximum 20% minimum            Maximum 20% nominal
                                                                                     10.5%                          annual
          Interest rate
                                                                                                               D.S.: "B" Caps:
                                            D.S. "B": C.E.R. VAR +
                                               2.4% or T.E. + 3%              D.S. "B": Maximum:             Minimum 11% nominal
                                            Maximum 20% Minimum of            21% nominal annual                    annual
                                                      11%
                                                                                                             Maximum 21% nominal
                                                                                                                    annual
          Amount placed                           94,500                          80,000                         139,342
          Type of fiduciary debt               Debt securities                 Debt securities                 Debt securities

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

                                                                            Tarjeta Naranja Trust          Tarjeta Naranja Trust
                Financial Trust           Tarjeta Naranja Trust I                    II                             III
          --------------------------    -----------------------------    ---------------------------    ---------------------------

          Trustee                            Equity Trust Company            Equity Trust Company           Equity Trust Company
                                               (Argentina) S.A.                (Argentina) S.A.               (Argentina) S.A.
          Class "A" securities                    80,000                          68,000                         118,441
          Class "B" securities                     7,000                           6,000                          10,451
          Participation Certificates               7,500                           6,000                          10,451


          As of December 31, 2006, Tarjeta Naranja S.A.'s holdings of "B" debt securities and participation certificates totaled $ 14,711 and $ 34,102, respectively; as of December 31, 2005 its holdings totaled $ 5,178 and $ 18,493, respectively.

          g) Trusts with Tarjetas Cuyanas S.A. as trustor:

                                                                                          Tarjetas Cuyanas
          Financial Trust           Tarjeta Nevada II          Tarjeta Nevada III             Trust I
          -------------------    ------------------------    -----------------------    -------------------
          Creation date                      12.01.04                05.24.05               11.23.05
          Maturity date                      07.22.07                02.25.08               11.15.07
                                         D.S. "A": CER + 3%
                                      Min. 8% Max. 15% T.N.A.       CER + Margin         D.S. "A" 10.95%

          Interest rate                 D.S.: "B": CER + 5%
                                       Min. 10% Max. 20% T.N.A.    Min. 10% & Max. 20%   D.S. "B": 13.50%

          Trustee                      Banco Patagonia S.A.        Banco Patagonia S.A. Equity Trust Company
                                                                                          (Argentina) S.A.
          Amount placed                            16,000                     25,000                  26,784
          "A" debt securities                      12,000                     19,000                  21,427
          "B" debt securities                       2,400 (*)                      -                   2,678  (*)
          Participation
           certificates                             1,600                      6,000                   2,679
(*) As of December 31, 2006 Class B Debt Securities have been fully settled.


                                    Tarjeta Cuyanas II          Tarjeta Cuyanas III      Tarjetas Cuyanas
          Financial Trust                Trust II                  Trust III                 Trust IV
          -------------------    ------------------------    -----------------------    -------------------
          Creation date                      04.04.06                07.14.06                  11.01.06
          Maturity date                      02.15.08                07.15.08                  11.15.08
          Interest rate                    D.S. "A": 12%         D.S. "A" :10.87%             Badlar plus
                                           D.S. "B": 13%         D.S. "B": 12.75%            differential
                                                                                             margin 2.96%
          Trustee                   Equity Trust Company    Equity Trust Company         Equity Trust Company
                                      (Argentina) S.A.        (Argentina) S.A.             (Argentina) S.A.
          Amount placed                            37,680                     22,407                   68,120
          "A" debt securities                      30,144                     17,925                   54,495
          "B" debt securities                       3,768                      2,241                        -
          Participation
           certificates                             3,768                      2,241                   13,625

As of December 31, 2006 and December 31, 2005, Tarjetas Cuyanas S.A's holdings of participations certificates totaled $ 28,570 and $ 9,182, respectively. Also, no holdings in "B" debt certificates were recorded as of the fiscal year's end, while as of December 31, 2005 they totaled $ 2,084.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18: (Continued)

          h) Trusts with Tarjeta del Mar S.A. as trustor:

          Financial Trust        Tarjeta del Mar- Series II
          ------------------    -----------------------------
          Creation date                  10.17.06
          Maturity date                  01.10.15
          Interest rate               D.S. "A" 13.00%
                                      D.S. "B" 14.00%
                                      D.S. "C" 14.50%
                                      D.S. "D" 15.00%
          Trustee                    Banco de Galicia y
                                     Buenos Aires S.A.
          Amount placed                     6,000
          "A" debt securities               1.200
          "B" debt securities               1.200
          "C" debt securities               1.200
          "D" debt securities               1.200
          Participation
           certificates                     1.200


          As of December 31, 2006 and December 31, 2005, Tarjetas del Mar S.A's holdings of participation certificates totaled $ 1,158 and $800, respectively. As of December 31, 2005 its holding of "B" debt securities amounted to $ 24.

NOTE 19: DERIVATIVE FINANCIAL INSTRUMENTS

          PUT OPTIONS WRITTEN
          As established by Section 4, subsection a, and Section 6 of Decree No 1836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of payment of those certificates, an option to sell coupons. Said options, as of December 31, 2006 and December 31, 2005, are valued at exercise price.

          The exercise price will be equal to that resulting from converting the face value of each coupon in U.S. dollars into pesos at a rate of $1.40 per U.S. dollar adjusted by applying the CER variation which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying to the face value of the coupon in U.S. dollars the buying exchange rate quoted by Banco de la Nacion Argentina on the payment date of that coupon.

          These options have been recorded under "Memorandum Accounts - Credit-Derivatives - Notional Value of Put Options Written" in the amount of $ 175,923 as of December 31, 2006 and $ 184,801 as of December 31, 2005, respectively.

          FORWARD SALE-PURCHASE WITHOUT DELIVERY OF THE UNDERLYING ASSET
          The Mercado Abierto Electronico (MAE) and the Mercado a Termino de Rosario (ROFEX) have trading environments for the closing, recording, and settlement of financial forward transactions carried out among its agents, being the Banco de Galicia y Buenos Aires S.A. one of them.

          The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried on a daily basis for the difference, if any, between the closing price of the underlying asset

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

          and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

          As of December 31, 2006, forward purchase and sale transactions totaled $ 475,338 and $ 148,866, respectively, while as of December 31, 2005 they totaled $ 12,125 and $ 260,448, respectively.

          Said transactions are recorded under Memorandum accounts for the notional value traded.

          Balances pending settlement are recorded under "Other Receivables from Financial Brokerage" and/or "Other Liabilities Resulting from Financial Brokerage", as the case may be. As of December 31, 2006, said balances amount to $ 30,964 and $ 31,635, respectively, while as of December 31, 2005, they amounted to $ 709 and $ 418, respectively.

          Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, "derivative financial instruments" allow, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. Banco de Galicia y Buenos Aires S.A. plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.

NOTE 20:  NET EXPOSURE TO THE PUBLIC SECTOR

          As of December 31, 2006 and December 31, 2005 the net exposure to the public sector of Banco de Galicia y Buenos Aires S.A. including the Argentine Central Bank and excluding the deposits made at said Entity, in compliance with minimum cash requirements, is the following:

                                                                       12.31.06       12.31.05
                                                                     ------------   ------------
          Government Securities - net position                          4,830,723      6,032,788
          Loans                                                         2,797,993      5,293,422
          Other receivables resulting from financial brokerage          1,342,982      5,031,768
                                                                     ------------   ------------
          Total Assets                                                  8,971,698     16,357,978
                                                                     ------------   ------------
          Liabilities with the Argentine Central Bank                   3,025,977      8,611,909
                                                                     ------------   ------------
          Net exposure to the Public Sector (*)                         5,945,721      7,746,069
                                                                     ============   ============

          (*) excludes the residual value of the amounts paid in compliance with court orders, as mentioned in Note 16.1.

          It is worth mentioning that during the fiscal year, mainly through the sale of public sector assets, the financial assistance from the Argentine Central Bank ruled by Decrees No. 739/03 and 1262/03, decreased by $ 2,626,229 as a result of payments under the schedule duly agreed upon and as a result of advanced settlements.

          During January 2007 $ 1,733,298 of the abovementioned financial assistance was settled in advance. (See Note 25 a.)

          In addition, the advance for the purchase of the Hedge Bond decreased by $ 2,959,811, as a consequence of the settlement of the portion corresponding to the acquisition of the bond delivered, as explained in to note 16.3.

          As of September 30, 2006 and September 30, 2005 the consolidated financial statements of Sudamericana Holding S.A. include secured loans for $ 48,633 and $ 48,334, respectively.

NOTE 21:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

          The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current fiscal year is shown below:

                                                                                12.31.06        12.31.05
                                                                              ------------    ------------
          ASSETS
                                                                              ------------    ------------
          LOANS                                                                 10,514,552      10,555,176
                                                                              ------------    ------------
          -To the non-financial public sector                                    2,739,282       5,235,869
          -To the financial sector                                                 311,623         128,203

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

                                                                                12.31.06        12.31.05
                                                                              ------------    ------------
          -To the Non-financial private sector and residents abroad              7,790,689       5,619,015
            -Overdrafts                                                            346,135         222,779
            -Promissory notes                                                    2,143,706       1,836,887
            -Mortgage loans                                                        687,954         503,397
            -Pledge loans                                                           67,145         121,095
            -Consumer loans                                                        563,232         258,015
            -Credit card loans                                                   2,458,572       1,732,114
            -Other                                                               1,403,209         812,587
            -Accrued interest, adjustments and quotation differences
              receivable                                                           154,960         146,839
            -Documented interest                                                   (33,651)        (14,684)
            -Unallocated collections                                                  (573)            (14)
          -Allowances                                                             (327,042)       (427,911)

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 21:  (Continued)

                                                                                12.31.06        12.31.05
                                                                              ------------    ------------
             ASSETS (continued)
                                                                              ------------    ------------
             OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                5,441,981       6,162,381
                                                                              ------------    ------------
             -Argentine Central Bank                                             1,878,286         108,819
             -Amounts receivable for spot and forward sales to be settled           91,441         264,170
             -Securities receivable under spot and forward purchases to be
               settled                                                           1,464,917         270,476
             -Negotiable obligations without quotation                              26,721          41,403
             -Balances from forward transactions without delivery of
               underlying asset to be settled                                       30,964             709
             -Other receivables not included in the debtor classification
               regulations                                                       1,761,381       5,332,201
             -Other receivables included in the debtor classification
               regulations                                                         207,930         177,439
             -Accrued interest receivable not included in the debtor
               classification regulations                                            1,463           1,471
             -Accrued interest receivable included in the debtor
               classification regulations                                              774             935
             -Allowances                                                           (21,896)        (35,242)
                                                                              ------------    ------------
             LIABILITIES
                                                                              ------------    ------------
             DEPOSITS                                                           10,779,369       8,421,660
                                                                              ------------    ------------
             -Non-financial public sector                                           63,922          90,341
             -Financial sector                                                     154,303           6,201
             -Non-financial private sector and residents abroad                 10,561,144       8,325,118
               -Current Accounts                                                 1,982,765       1,639,766
               -Savings Accounts                                                 2,442,946       2,211,436
               -Time Deposits                                                    5,789,299       4,186,018
               -Investment accounts                                                  4.031             158
               -Other                                                              211,176         192,584
               -Accrued interest, adjustments and quotation differences
                 payable                                                           130,927          95,156
                                                                              ------------    ------------
             OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                9,824,953      14,413,713
                                                                              ------------    ------------
             -Argentine Central Bank                                             3,025,977       8,611,909
               -Other                                                            3,025,977       8,611,909
             -Banks and international entities                                     844,263         762,055
             -Unsubordinated negotiable obligations                              2,809,416       3,052,434
             -Amounts payable for spot and forward purchases to be settled       1,046,181         222,729
             -Securities to be delivered under spot and forward sales to be
               settled                                                              91,329         266,071
             -Loans from domestic financial institutions                           281,055         220,422
             -Balances from forward transactions without delivery of
               underlying asset to be settled                                       31,635             418
             -Other                                                              1,566,706       1,152,433
             -Accrued interest, adjustments and quotation differences payable      128,391         125,242
                                                                              ------------    ------------
             SUBORDINATED NEGOTIABLE OBLIGATIONS                                   777,617         431,024
                                                                              ============    ============

NOTE 22:  TAX ISSUES

          At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP) and the Revenue Board of the Province of Cordoba are in the process of conducting an audit. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.'s subsidiaries. The amount claimed on a firm basis totals $ 22,611 approximately.

          Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

          Therefore, both companies are taking the corresponding administrative and legal measures in order to solve such issues. However, since the final outcomes of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 23:  CAPITAL STOCK INCREASE

          - Banco de Galicia y Buenos Aires S.A.

          At the Ordinary and Extraordinary Shareholder's Meeting held on October 11, 2006, Banco Galicia y Buenos Aires S.A.'s shareholders resolved to increase the capital stock in an amount of up to $ 100,000 nominal value, in order to increase it to up to $ 568,662, through the issuance of up to 100,000,000 ordinary book-entry Class "B" shares with one vote per share and a nominal value of $ 1 each.

          The new shares can be subscribed, at the option of the subscriber, in cash or in Negotiable Obligations due on 2010, 2014 and 2019.

          At the meeting the shareholders' approved the principal values at which the negotiable obligations shall be received and delegated to the Board of Directors, among others, the power to update these values to the closest date to the commencement of the subscription period, taking into consideration that these values must be approved by the C.N.V. and that they may not exceed the values set forth by Resolution No. 466 of said Entity. The aforementioned values updated as of November 10, 2006, expressed in U.S. dollars per 100 dollars of face value of principal at origin and taking into account the aforementioned limits, are the following:

          FV US$ 100 Negotiable Obligations due on 2010: US$ 87.500 FV US$ 100 Negotiable Obligations due on 2014: US$ 92.603 FV US$ 100 Negotiable Obligations due on 2019: US$ 115.184

          In the case of the Negotiable Obligations due on 2019, the principal includes capitalized interests. In the case of the Negotiable Obligations due on 2010, should any principal amortization have occurred, the corresponding amount shall be subtracted from the value set for the principal.

          Interest payable in cash accrued from the maturity date of the last interest coupon until the end of the preemptive rights subscription period, or any other period that may be determined by the regulators, will be added to the values set in each case.

          For the conversion into pesos of the currency of denomination of the Negotiable Obligations, the shareholders' set the forth the exchange rate to be applied at of $ 3.0670 for each U.S. dollar, pursuant to the provisions of Resolution No. 466 of the C.N.V.

          The shareholders set the issuance premium at an amount that, added to the nominal value of the share, will represent a subscription price equal to the weighted average of the quotation value of the Banco de Galicia y Buenos Aires S.A.'s share on the Buenos Aires Stock Exchange for the 20 business days, in which there has been a quotation of the Banco de Galicia y Buenos Aires S,A, share preceding to the date of determination of the subscription price. The subscription price will be informed on the business day preceding the commencement of the subscription period.

          The shareholders delegated to the Board of Directors of Banco de Galicia y Buenos Aires S.A. the power to determine a reference price and the exact subscription price.

          Regarding the use of proceeds, it was established at the Shareholders' Meeting that the cash received will be used to increase working capital and that the Negotiable Obligations will be used for the partial reduction of the liabilities reflected by such instruments.

          The final authorization from the pertinent agencies is in progress.

          - Tarjetas del Mar S.A.

          The Ordinary and Extraordinary Shareholder's Meeting of Tarjetas del Mar S.A. held on October 18, 2006 resolved to capitalize the irrevocable contributions made by its shareholders, in proportion to their respective holdings, thus increasing the company's capital stock by $ 72,423.

          It was also decided to absorb retained losses for $ 61,046, against a reduction of the capital stock.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 23:  (Continued)

          After the abovementioned changes, the capital stock totals $ 11,577.

          - Tarjetas Cuyanas S.A.

          During the fiscal year, the shareholders of Tarjetas Cuyanas S.A. resolved to make a $ 20,000 contribution, which was paid in on December 18, 2006, in proportion to their respective stockholdings.

NOTE 24:  SEGMENT REPORTING

          Below, a detail of the accounting information as of December 31, 2006 and 2005, by related business segment:

          Primary segment: Business.

                                       Financial brokerage     Services       Total
                                      ---------------------   ----------   -----------
          Income                                  2,249,837      853,093     3,102,930
          Expenses                                1,871,613      181,092     2,052,705
                                      ---------------------   ----------   -----------
          Result as of 12.31.06                     378,224      672,001     1,050,225
                                      ---------------------   ----------   -----------
          Result as of 12.31.05                     552,703      523,765     1,076,468
                                      =====================   ==========   ===========

          Secondary segment: Geographic.

                                       Autonomous City
                                       of Buenos Aires     Rest of country     Foreign       Total
                                      -----------------   -----------------   ---------   -----------
          Financial brokerage
          Income                              1,569,392             608,784      71,661     2,249,837
          Expenses                            1,305,558             506,440      59,615     1,871,613
                                      -----------------   -----------------   ---------   -----------
          Result as of 12.31.06                 263,834             102,344      12,046       378,224
                                      -----------------   -----------------   ---------   -----------
          Result as of 12.31.05                 417,980              25,940     108,783       552,703
                                      -----------------   -----------------   ---------   -----------
          Services
          Income                                595,082             230,839      27,172       853,093
          Expenses                              126,322              49,002       5,768       181,092
                                      -----------------   -----------------   ---------   -----------
          Result as of 12.31.06                 468,760             181,837      21,404       672,001
                                      -----------------   -----------------   ---------   -----------
          Result as of 12.31.05                 396,096              24,582     103,087       523,765
                                      =================   =================   =========   ===========

          The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                                                                               Total as        Total as
                                                                                   of              of
                                                                                12.31.06        12.31.05
                                                                              ------------    ------------
          Assets
          Government and corporate securities                                    3,188,648       5,971,756
          Loans                                                                 10,514,552      10,555,176
          Other receivables resulting from financial brokerage                   5,441,981       6,162,381
          Assets under financial leases                                            206,175         191,176
          liabilities
          Deposits                                                              10,779,369       8,421,660
          Other liabilities resulting from financial brokerage                   9,824,953      14,413,713
          Subordinated negotiable obligations                                      777,617         431,024

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 25:  SUBSEQUENT EVENTS

          - Banco de Galicia y Buenos Aires S.A.

          a) On January 3, 2007, Banco de Galicia y Buenos Aires S.A. settled the financial assistance by the Argentine Central Bank in advance for $ 1,733,298, using the proceeds from the sale of public sector assets granted as collateral for said liability.

          b) On January 17, 2007 an agreement for the creation of a trust called "Fideicomiso Financiero Galicia Personales IV" was entered into, by Banco de Galicia y Buenos Aires S.A. acting as Trustor and Administrator and Deutsche Bank S.A. acting as Financial Trustee. Banco de Galicia y Buenos Aires S.A. transferred to the Trust a portfolio of personal loans for an amount of $100,000.

          On January 30, 2007 the Trust issued Class "A" debt securities for a face value of $ 85,000, Class "B" debt securities for a face value of $ 8,000 and participation certificates for a face value of $ 7,000.

          - Net Investment S.A.

          On February 1, 2007, the Board of Legal Entities recorded the reorganization Net Investment S.A. (See the Informative Review under Net Investment S.A.).

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
          BALANCE SHEET FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                               12.31.06      12.31.05
                                                             -----------   -----------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 10 and Schedule G)              131           650
Investments (Notes 8 and 10 and Schedules C, D and G)            338,413         5,806
Other receivables (Notes 3, 8 and 10 and Schedule G)              14,558           566
                                                             -----------   -----------
Total Current Assets                                             353,102         7,022
                                                             -----------   -----------
NON-CURRENT ASSETS
Other receivables (Notes 3, 8 10 and 12 and Schedule G)            1,929        28,617
Investments (Notes 8, 9 and 10 and Schedules C, D and G)       1,261,295     1,599,037
Bank premises and equipment (Schedule A)                           3,028         3,085
Intangible Assets (Schedules B and E)                                  -           684
                                                             -----------   -----------
Total Non-Current Assets                                       1,266,252     1,631,423
                                                             -----------   -----------
Total Assets                                                   1,619,354     1,638,445
                                                             ===========   ===========
LIABILITIES
CURRENT LIABILITIES
Salaries and social security contributions (Notes 4 and 8)           657           688
Tax liabilities (Notes 5, 8 and 12)                                8,717         9,628
Other liabilities (Notes 6, 8 and 10 and Schedule G)               1,506         1,347
                                                             -----------   -----------
Total Current Liabilities                                         10,880        11,663
                                                             -----------   -----------
NON-CURRENT LIABILITIES
Other liabilities (Notes 6 and 8)                                      6             6
                                                             -----------   -----------
Total Non-Current Liabilities                                          6             6
                                                             -----------   -----------
Total Liabilities                                                 10,886        11,669
                                                             -----------   -----------
SHAREHOLDERS' EQUITY (Per related statement)                   1,608,468     1,626,776
                                                             -----------   -----------
Total liabilities and shareholders' equity                     1,619,354     1,638,445
                                                             -----------   -----------

The accompanying Notes 1 to 14 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             INCOME STATEMENT For the year ended December 31, 2006.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                                     12.31.06      12.31.05
                                                                    ----------    ----------
Administrative expenses (Note 10 and Schedule H)                       (11,860)      (16,805)
Income on investments in related institutions - (Loss) / Income        (81,238)      215,531
Financial income and by holding - Income / (Loss) (Note 10)            118,209         9,961
 -Generated by assets                                                  119,717        10,290
   Interest
     On time deposits (*)                                                  653           121
     On current account deposits                                            12             8
     On negotiable obligations (*)                                       1,378         2,542
     On financial trusts                                                     -            21
     On loans (*)                                                           54             -
     Other                                                                  17            72
   CER
     On time deposits (*)                                                    -             6
   Result on negotiable obligations                                    112,995         6,940
   Result on government securities                                           -            99
   Result on corporate securities                                            -           139
   Mutual fund yield (FCI)                                                 268            68
   Foreign exchange                                                      4,340           274
 -Generated by liabilities                                              (1,508)         (329)
    Interest                                                              (268)         (334)
    Foreign exchange                                                    (1,240)            5
Other income and expenses - Income / (Loss)                              1,620      (133,832)
                                                                    ----------    ----------
Income  before income tax                                               26,731        74,855
                                                                    ----------    ----------
Income tax (Note 12)                                                   (45,645)       32,383
                                                                    ----------    ----------
(Loss)/Income for the fiscal year                                      (18,914)      107,238
                                                                    ----------    ----------

(*) Balances net of eliminations corresponding to intercompany transactions, pursuant to Section 33 of Law No. 19550. See Note 10

The accompanying Notes 1 to 14 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                        STATEMENT OF SHAREHOLDERS' EQUITY
                  For the fiscal year ended December 31, 2006.
         presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                         Shareholders' contributions (Notes 7 and 14)
                         ---------------------------------------------------------------------------
                                                                 General       Premium
                                                               adjustment    for trading
                                                     Shares   of shares in  of shares in
                           Capital     Principal     in own        own           own
Item                        stock     adjustment   portfolio    portfolio     portfolio      Total
-----------------------  ----------   ----------   ---------  ------------  -------------  ---------
Balances at beginning
 of fiscal year           1,241,407      278,131           -             -             -   1,519,538
Distribution of
 retained earnings (1)
- Legal reserve                   -            -           -             -             -           -
- Discretionary
 Reserve                          -            -           -             -             -           -
Shares in own portfolio      (1,614)        (362)      1,614           362             -           -
Sale of Shares in own
portfolio                     1,614          362      (1,614)         (362)           606        606
(Loss)/Income for the
fiscal year                       -            -           -             -             -           -
-----------------------  ----------   ----------   ---------  ------------  -------------  ---------
Totals                    1,241,407      278,131           -             -            606  1,520,144
-----------------------  ==========   ==========   =========  ============  =============  =========

                                  Retained Earnings (Note 11)              Total           Total
                         -------------------------------------------   shareholder's   shareholder's
                          Legal    Discretionary            Retained     equity as       equity as
Item                     reserve     reserve        Total   earnings    of 12.31.06     of 12.31.05
-----------------------  -------  --------------   -------  --------   -------------   -------------
Balances at beginning
 of fiscal year                -               -         -   107,238       1,626,776       1,519,538
Distribution of
 retained earnings (1)
- Legal reserve           34,855               -    34,855   (34,855)              -               -
- Discretionary
 Reserve                       -          72,383    72,383   (72,383)              -               -
Sale of Shares in own
portfolio                      -               -         -         -               -               -
Shares in own portfolio        -               -         -         -             606               -
(Loss)/Income for the
fiscal year                    -               -         -   (18,914)        (18,914)        107,238
-----------------------  -------   -------------   -------  --------   -------------   -------------
Totals                    34,855          72,383   107,238   (18,914)      1,608,468       1,626,776
-----------------------  =======   =============   =======  ========   =============   =============

(1) Approved by the Ordinary and Extraordinary Shareholders' Meeting held on 04/27/06.

The accompanying Notes 1 to 14 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements.

                         GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                             STATEMENT OF CASH FLOW
                  For the fiscal year ended December 31, 2006.
         presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                                     12.31.06      12.31.05
                                                                    ----------    ----------
CHANGES IN CASH
Cash at beginning of fiscal year                                           650           540
Cash at fiscal year end                                                    131           650
                                                                    ----------    ----------
(Decrease) / Increase net cash for the fiscal year                        (519)           110
                                                                    ==========    ==========
REASONS FOR CHANGES IN CASH
Operating activities
Collections for sales of goods and services                                546           161
Payments to suppliers of goods and services                             (5,366)      (18,628)
Personnel salaries and social security contributions                    (1,743)       (1,154)
Income tax payments and prepayments                                    (19,533)      (43,737)
Other taxes payments                                                    (4,504)       (4,709)
                                                                    ----------    ----------
Net cash flow used in operating activities                             (30,600)      (68,067)
                                                                    ----------    ----------
Investment activities
Payments for fixed assets purchases                                        (42)          (17)
Contributions to controlled companies                                        -        (1,892)
Interest collections                                                       570         1,268
Dividends collections                                                      613           350
Collection of interest on negotiable obligations                        17,817        17,291
Collections for investments liquidation                                 11,130        51,363
Payments for purchases of controlled companies' shares                      (7)         (186)
                                                                    ----------    ----------
Net cash flow generated by investment activities                        30,081        68,177
                                                                    ----------    ----------
(Decrease) / Increase net cash for the fiscal year                        (519)          110
                                                                    ==========    ==========

The accompanying Notes 1 to 14 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                       NOTES TO THE FINANCIAL STATEMENTS
                  For the fiscal year ended December 31, 2006.
                         presented in comparative format
                     (figures stated in thousands of pesos)

NOTE 1:   FINANCIAL STATEMENTS PREPARATION BASIS

          On August 10, 2005, the C.P.C.E.C.A.B.A. passed CD Resolution No. 93/05, which adopts Technical Resolutions 6 to 22 issued by Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The abovementioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the C.N.V. adopted with certain amendments C.P.C.E.C.A.B.A.'s C.D. 93/05.

          Subsequently, on June 26, 2006 and through C.D. Resolution No. 42/06, the C.P.C.E.C.A.B.A. approved Technical Resolution No. 23 of the F.A.C.P.C.E., in mandatory force and effect for fiscal years started as from July 1, 2006, its application in fiscal years commencing at an earlier date being admitted.

          These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the National Securities Commission. with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for valuing its subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

          The preparation of financial statements at a given date requires management of the Company to make estimates and assessments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the fiscal year. The Company's management makes estimates in order to calculate, at any given moment, for example, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

          On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with C.N.V. Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 01, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

          The index used in restating the items in these financial statements during the period mentioned in the previous paragraph was the domestic wholesale price index published by the National Statistics and Census Institute. Furthermore, certain financial statement figures for the year ended December 31, 2005, have been reclassified for purposes of their presentation in comparative format with those of this fiscal year.

          The most relevant accounting standards used accounting policies used in preparing the Financial Statements are listed below:

          a.   Assets and liabilities in local currency

               Monetary assets and liabilities which include, where applicable, the interest accrued at fiscal year end are stated in fiscal year-end currency and therefore require no adjustment whatsoever.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                  For the fiscal year ended December 31, 2006.
         presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          b.   Foreign currency assets and liabilities (U.S. dollars)

               Foreign currency assets and liabilities (in U.S. dollars) have been stated at Banco de la Nacion Argentina buying and selling exchange rates, respectively, in force at the close of operations on the last working day of the fiscal year. Interests receivable or payable have been accrued, where applicable.

          c.   Investments

               c.1. Current

                    Time and special current account deposits, mutual fund units, well as Class "A" Trust Debt Securities issued by Radio Sapienza Financial Trust, Series I, have been valued at face value, plus interest accrued at fiscal year end.

                    Argentine mutual fund units have been valued at year-end closing price.

                    Negotiable obligations have been valued at year-end closing price, except for those negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. which are valued at face value, plus interest accrued at fiscal year-end. As of December 31, 2005 negotiable obligations were reflected pursuant to the provisions of c.2.

               c.2. Non-Current

                    Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value r nominal, plus interest accrued at fiscal year-end.

                    As of December 31, 2005, time deposits were valued at valued at face value r nominal, plus interest accrued at fiscal year-end.

                    As of December 31, 2005, the Subordinated Negotiable Obligations of Banco de Galicia y Buenos Aires S.A. falling due in 2019 had been valued in accordance with the guidelines of Technical Pronouncement No. 17 of the F.A.C.P.C.E., on the basis of: (i) the original measurement of the asset, (ii) the portion accrued on any difference between this measurement and the amount receivable upon maturity, calculated exponentially at the internal rate of return determined at the time of and on the basis of the initial measurement, under the conditions previously agreed, and (iii) net of collections made.

                    The equity investments in Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Galval Agente de Valores S.A. have been recognized at their equity value as of December 31, 2006 and December 31, 2005.

                    The financial statements of Banco de Galicia y Buenos Aires S.A. have been prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to consolidated financial statements from Argentine GAAP.

                    This investment has been stated at equity value arising from financial statements valued in accordance with the abovementioned standards.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                       NOTES TO THE FINANCIAL STATEMENTS
                  For the fiscal year ended December 31, 2006.
         presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

                    The equity investment in Sudamericana Holding S.A. has been accounted for under the equity method, on the basis of September 30, 2006 and September 30, 20054 financial statement and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with Argentine GAAP.

                    The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (S.S.N.), without recognizing the effect of inflation for January and February 2003. This criterion is not in accordance with Argentine GAAP. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

                    Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:

                    - Assets and liabilities were converted at Banco de la Nacion Argentina buying exchange rate in force at the closing of operations on the last working day of the fiscal year.

                    - Capital and capital contributions have been computed for the amounts actually disbursed.

                    - Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.

                    - Results for the fiscal year were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.

               d.   Fixed assets

                    Fixed assets have been valued at their acquisition cost, restated to constant currency, as mentioned in this Note, net of the corresponding accumulated depreciation.

                    Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

                    The updated residual value of the assets, taken as a whole, does not exceed their combined market value at fiscal year-end.

               e.   Intangible Assets

                    Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in this Note, net of the corresponding accumulated amortization, calculated based on their estimated useful life.

                    Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 60 months. The updated residual value of the assets as of December 31, 2005, do not exceed their estimated recoverable value at fiscal year-end.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                  For the fiscal year ended December 31, 2006.
         presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          f.   Tax on minimum presumed income

               The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 12 financial statements).

               The Company determines the tax on Minimum presumed income at the statutory rate of 1% of the computable assets at year-end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year is to coincide with the higher of the two taxes.

               However, if the tax on Minimum presumed income were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax to be generated in any of the next 10 fiscal years.

               The Company recognized the tax on Minimum presumed income paid in prior years as a credit, which was computed as a payment on account of fiscal year 2004 income tax.

          g.   Shareholders' equity

               g.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs 4 and 5 of this Note.

                    The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions, in the currency value of the fiscal year in which those contributions were actually made.

                    The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.

               g.2. Income and expense accounts

                    The results for each fiscal year are presented in the period in which they accrue.

          h.   Notes to Financial Statements

               The "Cash and due from banks" caption is considered to be cash.

NOTE 2:   CASH AND DUE FROM BANKS

          The breakdown of this caption was the following:

                                                   12.31.06         12.31.05
                                               ---------------   --------------
          Cash (Schedule G)                                49               581
          Due from banks - current accounts
          (Note 10)                                        82                69
                                               ---------------   --------------
          Total                                           131               650
                                               ===============   ==============

                          GRUPO FINANCIERO GALICIA S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 3: OTHER RECEIVABLES

          The breakdown of this caption was the following:


          Current                                                 12.31.06      12.31.05
                                                                 -----------   -----------
          Tax credit                                                     182           107
          Promissory notes receivable (Note 10 and Schedule G)        14,365           -
          Sundry debtors                                                 -             448
          Prepaid expenses                                                 6             6
          Other                                                            5             5
                                                                 -----------   -----------
          Total                                                       14,558           566
                                                                 ===========   ===========

          Non-Current                                              12.31.06     12.31.05
                                                                 -----------   -----------
          Tax Credit - mandatory savings                                   5             5
          Income tax (Note 12)                                            57        27,310
          Prepaid expenses                                               -               2
          Sundry debtors (Note 10 and Schedule G)                      1,867         1,300
                                                                 -----------   -----------
          Total                                                        1,929        28,617
                                                                 ===========   ===========

NOTE 4: SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

          The breakdown of this caption was the following:


          Current                                                 12 31.06      12.31.05
                                                                 -----------   -----------
          Integrated Pension and Survivors' Benefit System                39            26
          Health care payable                                              5             4
          Provision for bonuses                                          175           500
          Provision for retirement insurance                             325           -
          Provision for Directors' and Syndics' fees                     113           158
                                                                 -----------   -----------
          Total                                                          657           688
                                                                 ===========   ===========

NOTE 5:  TAX LIABILITIES

          The breakdown of this caption was the following:


          Current                                                 12 31.06       12.31.05
                                                                 -----------   -----------
          Income tax - withholdings payable                               62            38
          Added value tax                                                -              10
          Provision for income tax (net) (Note 12)                     5,027         5,910
          Provision for turnover tax (net)                                 5             1
          Provision for tax on personal assets                         3,623         3,669
                                                                 -----------   -----------
          Total                                                        8,717         9,628
                                                                 ===========   ===========

NOTE 6: OTHER LIABILITIES

          The breakdown of this caption was the following:


          Current                                                 12 31.06      12.31.05
                                                                 -----------   -----------
          Sundry creditors (Note 10 and Schedule G)                       23            38
          Provision for expenses (Note 10 and Schedule G)              1,480         1,306
          Directors' escrow accounts                                       3             3
                                                                 -----------   -----------
          Total                                                        1,506         1,347
                                                                 ===========   ===========

          Non-Current                                             12 31.06      12.31.05
                                                                 -----------   -----------
          Directors' escrow accounts                                       6             6
                                                                 -----------   -----------
          Total                                                            6             6
                                                                 ===========   ===========

                          GRUPO FINANCIERO GALICIA S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 7: CAPITAL STATUS

          As of December 31, 2006, capital status was the following:


                                                                                                           Date of
                                                                                                          registration
              Capital stock issued,                    Restated In              Approved by                 with the
            subscribed, paid in, and                    constant      -------------------------------      commercial
                   recorded             Face value      currency          Entity           Date         court of record
          ---------------------------   -----------   -------------   --------------   --------------   ----------------

          Balance as of 12.31.03          1,092,407       2,407,080   Shareholders        05.16.00              08.09.00
                                                                       Meeting and     07.24.00 and
                                                                         Board of        07.26.00
                                                                        Directors'
                                                                         Meeting
          ---------------------------   -----------   -------------   --------------   --------------   ----------------
          Capital increase                  149,000         149,000   Shareholders       01.02.04               06.08.04
                                                                       Meeting and     04.23.04 and
                                                                         Board of        05.13.04
                                                                       Directors'
                                                                         Meeting
          ---------------------------   -----------   -------------   --------------   --------------   ----------------
          Balance as of 12.31.04          1,241,407       2,556,080                -                -                  -
          ---------------------------   -----------   -------------   --------------   --------------   ----------------
          Absorption of retained                  -      (1,036,542)   Shareholders       04.28.05                     -
          earnings                                                      Meeting
          ---------------------------   -----------   -------------   --------------   --------------   ----------------
          Balance as of 12.31.05          1,241,407       1,519,538                -                -                  -
          ---------------------------   -----------   -------------   --------------   --------------   ----------------
          Shares in own portfolio            (1,614)         (1,976)               -                -                  -
          (Note 14)
          ---------------------------   -----------   -------------   --------------   --------------   ----------------
          Sale of shares in own               1,614           2,582                -                -                 -
          portfolio (Note 14)
          ---------------------------   -----------   -------------   --------------   --------------   ----------------
          Balance as of 12.31.06          1,241,407       1,520,144                -                -                  -
          ===========================   ===========   =============   ==============   ==============   ================

NOTE 8:   ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES,
          INVESTMENTS, AND DEBTS

          As of December 31, 2006 the breakdown of receivables, investments, and debts according to their estimated collection or payment terms was the following:


                                                                      Salaries and
                                                                         social
                                                          Other         security            Tax             Other
                                        Investments    receivables    contributions.    liabilities       Liabilities
          ---------------------------   -----------   -------------   --------------   --------------   ----------------
          1st Quarter                       337,762          14,436              544               67                324
          2nd Quarter                             -               5              113            8,650                  3
          3rd Quarter                           651             117                -                -              1,179
          4th Quarter                             -               -                -                -                  -
          After one year                      2,518              57                -                -                  6
          ---------------------------   -----------   -------------   --------------   --------------   ----------------
          Subtotal falling due              340,931          14,615              657            8,717              1,512
          No set due date                 1,258,777           1,872                -                -                  -
          Past due                                -               -                -                -                  -
          ---------------------------   -----------   -------------   --------------   --------------   ----------------
          Total                           1,599,708          16,487              657            8,717              1,512
          ---------------------------   ===========   =============   ==============   ==============   ================
          Non-interest bearing            1,583,427           2,122              657            8,717              1,512
          At fixed rate                      16,281          14,365                -                -                  -
          ---------------------------   -----------   -------------   --------------   --------------   ----------------
          Total                           1,599,708          16,487              657            8,717              1,512
          ===========================   ===========   =============   ==============   ==============   ================

                          GRUPO FINANCIERO GALICIA S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 9: EQUITY INVESTMENTS

          The breakdown of long-term investments was the following:

                                                                  As of 12.31.06
          --------------------------------------------------------------------------------------------------------------------------
             Issuing Company                      Shares                    Percentage held in
                                        ---------------------------   -------------------------------    Principal line   Face value
                                           Class          Number      Total Capital    Possible Votes     of business      per share
          ---------------------------   -----------   -------------   --------------   --------------   ---------------- -----------

              Banco de Galicia y        Ordinary                                                           Financial           0.001
              Buenos Aires S.A.         Class "A"               101                                        Activities          0.001
                                        Ordinary
                                        Class "B"       438,689,121
                                        -----------   -------------   --------------   --------------
                                        Total           438,689,222        93.604638%       93.604643%
          ---------------------------   -----------   -------------   --------------   --------------   ----------------   ---------
              Net Investment S.A.       Ordinary             10,500        87.500000%        87.50000%   Financial and
                                        shares                                                             Investment          0.001
                                                                                                          Activities
          ---------------------------   -----------   -------------   --------------   --------------   ----------------   ---------
             Sudamericana Holding       Ordinary                                                         Financial and         0.001
                S.A.                    Class "A"            31,302                                        Investment
                                        Ordinary                                                           Activities          0.001
                                        Class "B"            41,735
                                        -----------   -------------   --------------   --------------
                                        Total                73,037        87.500899%      87.500899%
          ---------------------------   -----------   -------------   --------------   --------------   ----------------   ---------
             Galicia Warrants S.A.       Ordinary           175,000        87.500000%        87.50000%      Dep.and
                                           shares                                                           Warrants           0.001
                                                                                                            issuing
                                                                                                            company
          ---------------------------   -----------   -------------   --------------   --------------   ----------------   ---------
           Galval Agente de              Ordinary        16,874,250       100.000000%      100.000000%     Custody of          0.001
            Valores S.A.                   shares                                                          Securities
          ---------------------------   -----------   -------------   --------------   --------------   ----------------   ---------

                                                                  As of 12.31.05
          --------------------------------------------------------------------------------------------------------------------------
             Issuing Company                      Shares                    Percentage held in
                                        ---------------------------   -------------------------------    Principal line   Face value
                                           Class          Number      Total Capital    Possible Votes     of business     per share
          ---------------------------   -----------   -------------   --------------   --------------   ----------------  ----------

              Banco de Galicia y        Ordinary                                                           Financial           0.001
              Buenos Aires S.A.         Class "A"               101                                        Activities          0.001
                                        Ordinary
                                        Class "B"       438,687,004
                                        -----------   -------------   --------------   --------------
                                        Total           438,687,105        93.604186%       93.604191%
          ---------------------------   -----------   -------------   --------------   --------------   ----------------   ---------
              Net Investment S.A.       Ordinary             10,500        87.500000%        87.50000%   Financial and
                                        shares                                                             Investment          0.001
                                                                                                          Activities
          ---------------------------   -----------   -------------   --------------   --------------   ----------------   ---------
             Sudamericana Holding       Ordinary                                                         Financial and         0.001
                S.A.                    Class "A"            31,302                                        Investment
                                        Ordinary                                                           Activities          0.001
                                        Class "B"            41,735
                                        -----------   -------------   --------------   --------------
                                        Total                73,037        87.500899%       87.500899%
          ---------------------------   -----------   -------------   --------------   --------------   ----------------  ----------
             Galicia Warrants S.A.       Ordinary           175,000        87.500000%        87.50000%      Dep.and
                                           shares                                                           Warrants           0.001
                                                                                                            issuing
                                                                                                            company
          ---------------------------   -----------   -------------   --------------   --------------   ----------------  ----------
           Galval Agente de              Ordinary        16,874,250       100.000000%      100.000000%     Custody of          0.001
            Valores S.A.                   shares                                                          Securities
          ---------------------------   -----------   -------------   --------------   --------------   ----------------  ----------


                                                                   Issuing Company
                                                      ----------------------------------------
                                                      Banco de Galicia y
              Balance sheet as of 12.31.06 (*)        Buenos Aires S.A.    Net Investment S.A.
                                                      ------------------   -------------------
          Assets                                              23,464,877                 1,637
          Liabilities                                         22,201,869                   386
          Shareholders' equity                                 1,263,008                 1,251
          Result for the fiscal year ended 12.31.06             (126,211)                 (773)
          (*) See Note 1.c.2.

                          GRUPO FINANCIERO GALICIA S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 9: (Continued)

                                                                  Issuing Company
                                                      ----------------------------------------
                                                       Galicia Warrants     Galval Agente de
              Balance sheet as of 12.31.06 (*)               S.A.             Valores S.A.
                                                      ------------------   -------------------
          Assets                                                   7,600                 2,763
          Liabilities                                              2,591                    43
          Shareholders' equity                                     5,009                 2,720
          Result for the fiscal year ended 12.31.06                  676                 1,022
          (*) See Note 1.c.2.

                                                                             Issuing Company
                                                                           -------------------
                                                                              Sudamericana
              Balance sheet as of 09.30.06 (*)                                 Holding S.A.
                                                                           -------------------
          Assets                                                                       121,908
          Liabilities                                                                   73,847
          Shareholders' equity                                                          48,061
          Result for the twelve-month period ended 09.30.06                              9,025
          (*) See Note 1.c.2.

                                                                  Issuing Company
                                                      ----------------------------------------
                                                      Banco de Galicia y     Net Investment
           Financial condition  as of 12.31.05(*)     Buenos Aires S.A.           S.A.
                                                      ------------------   -------------------

          Assets                                              25,456,150                 2,079
          Liabilities                                         24,066,931                    58
          Shareholders' equity                                 1,389,219                 2,021
          Result for the fiscal year
            ended 12.31.05                                       190,970                (1,825)
          (*) See Note 1.c.2.

                                                                  Issuing Company
                                                      ----------------------------------------
                                                       Galicia Warrants      Galval Agente de
           Financial condition as of 12.31.05 (*)            S.A.               Valores S.A.
                                                      ------------------   -------------------
          Assets                                                   6,758                 1,722
          Liabilities                                              1,725                    24
          Shareholders' equity                                     5,033                 1,698
          Result for the fiscal year ended 12.31.05                  531                  (280)
          (*) See Note 1.c.2.

                                                                             Issuing Company
                                                                           -------------------
                                                                              Sudamericana
              Balance sheet as of 09.30.05(*)                                 Holding S.A.
                                                                           -------------------
          Assets                                                                       110,892
          Liabilities                                                                   71,843
          Shareholders' equity                                                          39,049
          Result for the twelve-month period ended 09.30.05                             11,251
          (*) See Note 1.c.2.

NOTE 10: CORPORATIONS SECTION 19,550

          The financial statements include the following significant balances of transactions with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

          Banco de Galicia y Buenos Aires S.A.                          12.31.06              12.31.05
                                                                   --------------------   -------------------
          ASSETS
          Cash and due from banks - Current accounts (Note 2)                        82                    68
          Investments - Special current accounts deposits
          (Schedule D)                                                                3                     -
          Investments - Negotiable obligations
          (Schedules C and  G)                                                  322,166               237,201
          Other receivables - Promissory notes receivable (Note
          3 and Schedule G)                                                      14,365                     -
                                                                   --------------------   -------------------
          Total                                                                 336,616               237,269
                                                                   ====================   ===================

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 10:  (Continued)

          LIABILITIES
          Other liabilities - Provision for expenses (Note 6)                       219                   189
          Other liabilities - Sundry creditors (Note 6)                               1                     -
                                                                   --------------------   -------------------
          Total                                                                     220                   189
                                                                   ====================   ===================

          INCOME
          Financial income - Interest on time deposits                                -                   525
          Financial income - CER on time deposits                                     -                    97
          Financial income - Interests on negotiable obligations                 21,302                30,898
          Financial income - Documented interest receivable                         847                     -
          Other income and expenses - Fixed assets under lease                      178                   168
                                                                   --------------------   -------------------
          Total                                                                  22,327                31,688
                                                                   ====================   ===================

          Banco de Galicia y Buenos Aires S.A.                           12.31.06               12.31.05
                                                                   --------------------   -------------------
          EXPENSES
          Administrative expenses (Schedule H)
            - Service fees                                                            9                     7
            - Trademark leasing                                                     915                   824
            - Bank expenses                                                           7                     7
            - General expenses                                                      306                   227
                                                                   --------------------   -------------------
          Total                                                                  1,237                 1,065
                                                                   ====================   ===================

          Galicia (Cayman) Limited                                       12.31.06               12.31.05
                                                                   --------------------   -------------------
          INCOME
          Financial income - Other interests                                          -                    64
                                                                   --------------------   -------------------
          Total                                                                       -                    64
                                                                   ====================   ===================

          Banco Galicia Uruguay S.A.                                    12.31.06               12.31.05
                                                                   --------------------   -------------------
          ASSETS
          Investments - Time deposits (Schedules D and G)                             -                 3,765
          Investments - Negotiable  obligations  (Schedules C                     3,169                     -
          and G)
          Other   Receivables - Sundry debtors (Note 3 and                        1,866                 1,299
          Schedule G)
                                                                   --------------------  --------------------
          Total                                                                  5,035                 5,064
                                                                   ====================  ====================
          INCOME
          Financial income - Interest on time deposits                               56                    25
          Financial income - Interests on negotiable obligations                     16                   565
                                                                   --------------------   -------------------
          Total                                                                      72                   590
                                                                   ====================   ===================

          Galval Agente de Valores S.A.                                  12.31.06              12.31.05
                                                                   --------------------   -------------------
          LIABILITIES
          Other  liabilities - Provision for expenses (Note 6
          and Schedule G)                                                           128                     -
                                                                   --------------------   -------------------
          Total                                                                     128                     -
                                                                   ====================   ===================
          EXPENSES
          Administrative expenses (Schedule H)
            - Bank expenses                                                           4                     -
            - General expenses                                                      521                     -
                                                                   --------------------   -------------------
          Total                                                                     525                     -
                                                                   ====================   ===================

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          Pursuant to section 70 of the Argentine Corporations Law, the Corporate Bylaws, and C.N.V. Resolution No. 368/01, 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

          On April 27, 2006, the Ordinary and Extraordinary Shareholder's Meeting resolved to restore the amount of $ 29,493 to the Legal Reserve, used to absorb the negative retained earnings of the fiscal year ended December 31, 2004. Also, said Meeting resolved to allocate the amount of $ 5,362 to the Legal Reserve to comply with applicable regulations as set forth in the previous paragraph.

NOTE 12:  INCOME TAX

          The following tables show the changes and breakdown of deferred tax assets and liabilities:

          Deferred tax assets

                                      Specific tax losses    Investments     Other      Total
                                      -------------------    -----------    -------    -------
          Balance as of 12.31.04                       15         17,847          -     17,862
          Charge to income                            (15)         9,319        149      9,453
                                      -------------------    -----------    -------    -------
          Balance as of 12.31.05                        -         27,166        149     27,315
          Charge to income                              -        (27,166)       (87)   (27,253)
                                      -------------------    -----------    -------    -------
          Balances as of 12.31.06                       -              -         62         62
                                      ===================    ===========    =======    =======

          Deferred tax liabilities:

                                      Fixed assets    Investments     Other      Total
                                      ------------    -----------    -------    -------
          Balance as of 12.31.04                13         44,232         38     44,283
          Charge to income                      (8)       (44,232)       (38)   (44,278)
                                      ------------    -----------    -------    -------
          Balance as of 12.31.05                 5              -          -          5
          Charge to income                       -              -          -          -
                                      ------------    -----------    -------    -------
          Balance as of 12.31.06                 5              -          -          5
                                      ============    ===========    =======    =======

          As the abovementioned information shows, as of December 31, 2006 the Company's deferred tax assets amounts to $ 57. As of December 31, 2005 it amounted to $ 27,310.

          Accumulated tax losses pending of use at the fiscal year end, amount approximately to $ 38,318 and can be compensated with future fiscal-year taxable income, as follows:

          Argentine source tax loss                Issuance year   Amount   Due year
          --------------------------------------   -------------   ------   --------
          Sale of shares specific                           2001       20       2006
          Derived financial instruments specific            2003       43       2008

          Foreign source tax loss                  Issuance year   Amount   Due year
          --------------------------------------   -------------   ------   --------
          Rest                                              2002   38,255       2007

          The Company has not recorded said losses in calculating the deferred tax, for its recovery is not likely at the issuance date of these financial statements.

                         GRUPO FINANCIERO GALICIA S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                 NOTES TO THE FINANCIAL STATEMENTS (Continued)
                    (figures stated in thousands of pesos)


NOTE 12:  (Continued)

          As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the Fixed assets and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to present a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of F.A.C.P.C.E.

          The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amounts to $ 338 and $ 347, as of December 31, 2006 and December 31, 2005, respectively. It fundamentally stems from real estate valuation. Said liability is expected to revert in approximately 45 years, the remaining useful life of real state, being the pertaining amount for each fiscal year of $ 8.

          The assets and liabilities classification by net deferred tax recorded in accordance with its expected reversion term is exposed in Note 8.

          The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss before tax:

                                                        12.31.06       12.31.05
                                                       ----------     ----------
          Financial statement before tax                   26,731         74,855
          Income tax rate in force                             35%            35%
                                                       ----------     ----------
          Result for the fiscal year at the tax rate:       9,356         26,199
          Permanent differences at the tax rate:
          Increase in income tax
            Expenses not included in affidavit              1,515          5,550
            Results of long-term investments               35,215              -
            Other causes                                      567          2,433
          Decrease in income tax
            Expenses included in affidavit                    (41)           (41)
            Results of long-term investments                    -        (65,352)
            Other causes                                     (967)        (1,172)
                                                       ----------     ----------
          Total recorded income tax charge
           (Loss)/Profit                                   45,645        (32,383)
                                                       ==========     ==========

          The following table shows the reconciliation of tax charged to results to tax determined of the fiscal year for tax purposes:

                                                      12.31.06      12.31.05
                                                     ----------    ----------
          Total recorded income tax charge               45,645       (32,383)
          Temporary differences
          Assets increase due to deferred tax
          - Investments                                       -         9,319
          - Other                                             -           149
          Assets increase due to deferred tax
          - Investments                                 (27,166)            -
          - Other                                           (87)          (15)
          Liabilities decrease due to deferred tax
          - Investments                                       -             8
          - Fixed assets                                      -        44,232
          - Other                                             -            38
                                                     ----------    ----------
          Tax total for tax purposes                     18,392        21,348
                                                     ==========    ==========

          Breakdown of net income tax provision:

                                                      12.31.06      12.31.05
                                                     ----------    ----------
          Tax total for tax purposes                     18,392        21,348
          Tax Credit                                    (13,365)      (15,438)
                                                     ----------    ----------
          Income tax provision (net) (Note 5)             5,027         5,910
                                                     ==========    ==========

                         GRUPO FINANCIERO GALICIA S.A.
       "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                 NOTES TO THE FINANCIAL STATEMENTS (Continued)
                    (figures stated in thousands of pesos)

NOTE 13:  INCOME PER SHARE

          Below is a breakdown of the Income per share as of December 31, 2006 and 2005:


                                                            12.31.06    12.31.05
                                                           ---------   ---------
          (Loss)/Income for the fiscal period                (18,914)    107,238
          Outstanding ordinary shares weighted average 1,240,932 1,187,522 Adjustment derived from preferred share issue
           convertible into Class "B" ordinary shares              -      53,885
          Diluted ordinary shares weighted average         1,240,932   1,241,407
          Earning per ordinary share:
          - Basic                                            (0.0152)     0.0903
          - Diluted                                          (0.0152)     0.0864

NOTE 14:  SHARES IN OWN PORTFOLIO

          In November 1999, a "Framework Trust Agreement" was entered into by Banco de Galicia y Buenos Aires S.A. as trustor, and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of the Bank, to be determined from time to time by the Board of Directors.

          Given the fact that upon maturity of the Galicia 2005 Trust, which occurred on last May 31, there were no appointed beneficiaries, it was decided to liquidate the trust and to revert all trust assets to the trustee; which were 155,335 ADR for a face value of $ 10 per ADR and 60,925 Class "B" shares for a face value of $ 1 per share of Grupo Financiero Galicia S.A. The incorporation value of the shares added to Banco de Galicia y Buenos Aires S.A.'s equity was the quotation value thereof as of the date of liquidation, which amounted to $ 2,865.

          Pursuant to Technical Resolution 21 of the F.A.C.P.C.E., the Company registered shares owned by Banco de Galicia y Buenos Aires S.A. as shares in own portfolio, thus recording a reduction of the Company's Shareholders' equity. The deadline for the disposal of said shares is one year as from the addition thereof to the Company's equity.

          Said shares were sold during October 2006. Their realization value amounted to $ 3,471.

          Pursuant to the C.N.V. regulations. the positive result derived from the sale of said shares for $ 606, was registered under the account "Premium for negotiation of shares in own portfolio".

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE
         Balance Sheet as of December 31, 2006 and 2005.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE A

                               At                                     Balance
                            beginning                                at fiscal
Principal account            of year     Increases    Withdrawals     year end
------------------------    ---------    ---------    -----------    ---------
Real State                      3,258            -              -        3,258
Furniture and facilities          212            -              -          212
Hardware and software             597           42              -          639
                            ---------    ---------    -----------    ---------
Totals as of 12.31.06           4,067           42              -        4,109
                            ---------    ---------    -----------    ---------
Totals as of 12.31.05           4,050           17              -        4,067
                            =========    =========    ===========    =========
                                                 Amortizations
                            ----------------------------------------------------------------               Net book
                             Accumulated                  For the fischal year   Accumulated               value for
                            at beginning                  --------------------    at fiscal    Net book    previous
Principal account              of year      Withdrawals   Rate %        Amount    year end       value    fiscal year
------------------------    ------------    -----------   -------    ---------   -----------   --------   -----------
Real State                           252              -         2           62           314      2,944         3,006
Furniture and facilities             204              -        20            3           207          5             8
Hardware and software                526              -        20           34           560         79            71
                            ------------    -----------   -------       ------   -----------   --------   -----------
Total as of 12.31.06                 982              -                     99         1,081      3,028         3,085
                            ------------    -----------   -------       ------   -----------   --------   -----------
Total as of 12.31.05                 767              -                    215           982      3,085         3,283
                            ============    ===========   =======       ======   ===========   ========   ===========

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                               INTANGIBLE ASSETS
                 Balance Sheet as of December 31, 2006 and 2005.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE B


                                A                                     Balance
                            beginning                                at fiscal
Principal account            of year     Increases    Withdrawals     year end
------------------------    ---------    ---------    -----------    ---------
Goodwill                       20,064            -              -       20,064
Total as of 12.31.06           20,064            -              -       20,064
Total as of 12.31.05           20,064            -              -       20,064
                                                   Amortizations
                            -----------------------------------------------------------                                  Net book
                             Accumulated                   For the fiscal year  Accumulated     Valuation               value for
                            at beginning                  --------------------   at fiscal      allowance     Net book   previous
Principal account              of year      Withdrawals   Rate %      Amount     year end      (Schedule E)    value    fiscal year
------------------------    ------------    -----------   ------     ---------  -----------    ------------   --------  -----------
Goodwill                          18,740              -       20         1,324        20,064               -          -          684
Total as of 12.31.06              18,740              -                  1,324        20,064               -          -          684
Total as of 12.31.05              14,881              -                  3,859        18,740             640        684        3,745

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
              INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES
                               EQUITY INVESTMENTS
                 Balance Sheet as of December 31, 2006 and 2005.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE C

Issuance and                                                                                      Equity     Book value   Book value
characteristics of the                             Face                Acquisition    Closing     method        as of       as of
securities                          Class         value     Number         cost        price       value      12.31.06     12.31.05
--------------------------   ------------------   -----  -----------   -----------   ---------   ---------   ----------   ----------
Current investments
Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)                                                               296,474     322,166           -      322,817            -
                                                                       -----------   ---------   ---------   ----------   ----------
Total                                                                      296,474     322,166           -      322,817            -
                                                                       ===========   =========   =========   ==========   ==========
Non-current investments
Corporations Section 33 of
 Law No.19550: Controlled
 Companies (Notes 8 and 9):
Banco de Galicia y Buenos
 Aires S.A.                  Ordinary Class "A"   0.001          101
                             Ordinary Class "B"   0.001  438,689,121
                                                         -----------
                                                         438,689,222     2,571,573   1,974,101   1,208,450    1,208,450    1,316,602
Galicia Warrants S.A.         Ordinary shares     0.001      175,000        11,829           -       4,393        4,393        4,414
Galval Agente de Valores
 S.A.                         Ordinary shares     0.001   16,874,250         1,867           -       2,720        2,720        1,698
Net Investment S.A.           Ordinary shares     0.001       10,500        22,484           -       1,093        1,093        1,769
Sudamericana Holding S.A.    Ordinary Class "A"   0.001       31,302
                             Ordinary Class "B"   0.001       41,735
                                                         -----------
                                                              73,037        42,918           -      42,121       42,121       34,236
                                                                       -----------   ---------   ---------   ----------   ----------
Subtotal                                                                 2,650,671   1,974,101   1,258,777    1,258,777    1,358,719
                                                                       -----------   ---------   ---------   ----------   ----------
Other (*)
Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)                                                                 2,553           -           -        2,518      237,201
                                                                       -----------   ---------   ---------   ----------   ----------
Subtotal                                                                     2,553           -           -        2,518      237,201
                                                                       -----------   ---------   ---------   ----------   ----------
Total                                                                    2,653,224   1,974,101   1,258,777    1,261,295    1,595,920
                                                                       ===========   =========   =========   ==========   ==========
                                                       INFORMATION ON THE ISSUING COMPANIES
                             ---------------------------------------------------------------------------------------
                                                      Latest financial statements (Note 9).
                             ---------------------------------------------------------------------------------------
                                                                                                       Percentage of
Issuance and                                                                                            of equity
characteristics of the        Principal line of                Capital       Net       Shareholders'    held in the
securities                         business           Date      Stock      income         equity      capital stock
---------------------------  --------------------   --------   -------   -----------   -------------   -------------
Current investments
Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)

Total

Non-current investments
Corporations Section 33 of
 Law No.19550: Controlled
 Companies (Notes 8 and 9):
Banco de Galicia y Buenos
 Aires S.A.                  Financial Activities
                                  Dep. and
                               Warrants issuing     12.31.06   468,662  (126,211)(2)       1,263,008       93.604638%
Galicia Warrants S.A.         company Custody of    12.31.06       200        676(2)           5,009       87.500000%
Galval Agente de Valores      Securities Financial
 S.A.                            and investment     12.31.06   1,978(1)     1,022(2)           2,720      100.000000%
Net Investment S.A.          activities Financial   12.31.06        12      (773)(2)           1,251       87.500000%
Sudamericana Holding S.A.        and investment
                                  activities
                                                    09.30.06        83      3,488(3)          48,061       87.500899%

Subtotal

Other (*)
Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)

Subtotal

Total

(*) Include accrued interest.
(1) Equivalent to 16,874 thousand Uruguayan pesos.
(2) Corresponding to fiscal year ended on 12.31.06.
(3) For the three-month period ended 09.30.06.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
           Mandatory Acquisition of Shares in a Public Offering"
                                OTHER INVESTMENTS
                 Balance Sheet as of December 31, 2006 and 2005.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE D

                                                           Book value as of   Book value as of
Principal account and characteristics                          12.31.06           12.31.05
--------------------------------------------------------   ----------------   ----------------
Current investments (*)
Special current account deposits (Note 8 and Schedule G)                 33                 16
Mutual Funds (Note 8)                                                 2,484              1,636
Time deposits (Notes 8 and 10 and Schedule G)                        13,079              4,090
Financial trusts (Note 8)                                                 -                 64
                                                           ----------------   ----------------
Total                                                                15,596              5,806
                                                           ================   ================
Non-current investments (*)
Time deposits (Notes 8 and 10 and Schedule G)                             -              3,117
                                                           ----------------   ----------------
Total                                                                     -              3,117
                                                           ================   ================

(*) Include accrued interests, if suitable.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                                   ALLOWANCES
                Balance Sheet as of December 31, 2006 and 2005.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE E

                                                       At beginning                               Balance at
Captions                                                  of year     Increases   Decreases    fiscal year end
----------------------------------------------------   ------------   ---------   ---------    ---------------
Allowances:
Valuation allowance - Intangible assets (Schedule B)            640           -        (640)                 -
Total as of 12.31.06                                            640           -        (640)                 -
Total as of 12.31.05                                          2,023         183      (1,566)               640

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
          Mandatory Acquisition of Shares in a Public Offering"
                     FOREIGN CURRENCY ASSETS AND LIABILITIES
                 Balance Sheet as of December 31, 2006 and 2005.
         (figures stated in thousands of pesos and thousands of dollars)

                                                                      SCHEDULE G

                                                                      Amount in                               Amount in
                                                                      Argentine                               Argentine
                                Amount and type of                   currency as     Amount and type of      currency as
Captions                         foreign currency     Quotation      of 12.31.06      foreign currency      of 12.31.05
----------------------------   --------------------   ----------   --------------   --------------------   --------------
ASSETS
CURRENT ASSETS
Cash and due from banks
Cash                           US$            12.85        3.022               39   US$           191.00              571
Investments
Special current account
 deposit                       US$             9.75        3.022               29   US$             5.31               16
Mutual Funds                   US$             1.30        3.022                4   US$                -                -
Time deposits                  US$         4,327.98        3.022           13,079   US$         1,367.00            4,090
Negotiable obligations         US$       106,822.30        3.022          322,817   US$                -                -
Other receivables
Promissory notes receivable    US$         4,753.42        3.022           14,365   US$                -                -
                                                                   --------------                          --------------
Total Current Assets                                                      350,333                                   4,677
                                                                   --------------                          --------------
NON-CURRENT ASSETS
Other receivables
Sundry debtors                 US$           617.31        3.022            1,866   US$           434.31            1,299
Investments
Time deposits                  US$                -        3.022                -   US$         1,041.62            3,117
Negotiable obligations         US$           833.30        3.022            2,518   US$        79,278.57          237,201
Long-term equity investments   US$           900.30        3.022            2,720   US$           567.39            1,698
                                                                   --------------                          --------------
Total Non-Current Assets                                                    7,104                                 243,315
                                                                   --------------                          --------------
Total Assets                                                              357,437                                 247,992
                                                                   ==============                          ==============
LIABILITIES
CURRENT LIABILITIES
Other liabilities
Sundry creditors               US$             0.52        3.062                2   US$             7.30               22
Provision for expenses         US$           256.06        3.062              784   US$           227.40              689
                                                                   --------------                          --------------
Total Current Liabilities                                                     786                                     711
                                                                   --------------                          --------------
Total Liabilities                                                             786                                     711
                                                                   ==============                          ==============

                         GRUPO FINANCIERO GALICIA S.A.,
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
       INFORMATION REQUIRED BY SECTION 64, SUBSECTION b) OF LAW NO. 19,550
                  For the fiscal year ended December 31, 2006.
         presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE H

                                             Total as of   Administrative   Total as of
Captions                                       12.31.06       Expenses        12.31.05
------------------------------------------   -----------   --------------   -----------
Salaries and social security contributions         1,506            1,506         1,126
Bonuses                                               93               93           734
Services to the staff                                 42               42            35
Retirement insurance                                 401              401           314
Training expenses                                     36               36            35
Entertainment, travel and per diem                    95               95           202
Directors' and syndics' fees                         702              702           664
Fees for services (*)                              2,033            2,033         2,762
Fixed asset depreciation                              99               99           215
Amortization of intangible assets                  1,324            1,324         3,859
Leasing of brand (*)                                  59               59            53
Stationery and office supplies                        24               24            24
Condominium Expenses                                  25               25            30
Electricity and communications                        82               82            73
Taxes, rates and contributions                     4,305            4,305         4,581
Insurance                                            388              388           432
Vehicle expenses                                      20               20             -
Bank charges (*)                                      13               13            16
General expenses (*)                                 613              613         1,650
                                             -----------   --------------   -----------
Total                                             11,860           11,860        16,805
                                             ===========   ==============   ===========

(*) Balances net of eliminations corresponding to intercompany transactions (per
Section 33 of Law No. 19,550). See Note 10 to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
    INFORMATION REQUIRED IN ADDITION TO THE NOTES TO THE FINANCIAL STATEMENTS For the fiscal year commenced January 1, 2006 and ended December 31, 2006, presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING THE LAPSING OF CONTINGENT BENEFITS ENVISAGED BY THOSE REGULATIONS OR THEIR REBIRTH

          None.

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARABILITY WITH THOSE PRESENTED IN PRIOR PERIODS, OR THAT SHALL BE PRESENTED IN FUTURE PERIODS.

          None.

NOTE 3:   CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES

          a) Receivables: See Note 8 to the financial statements.

          b) Debts: See Note 8 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

          a) Receivables: See Notes 1.a., 1.b. and 8 and Schedule G to the financial statements.

          b) Debts: See Notes 1.a., 1.b. and 8 and Schedule G to the financial statements.

NOTE 5: BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF LAW No. 19,550

          See Note 9 and Schedule C to the financial statements.

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

          As of December 31, 2006 and December 31, 2005 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:   PHYSICAL INVENTORY OF INVENTORIES

          As of December 31, 2006 and December 31, 2005, the Company did not have any inventories.

NOTE 8:   CURRENT VALUES

          See Notes 1.c., 1.d. and 1.e. to the financial statements.

NOTE 9:   FIXED ASSETS

          See Schedule A to the financial statements.

          a)   Technically Appraised Fixed Assets:
               As of December 31, 2006 and December 31, 2005, the Company did not have any technically appraised fixed assets.

          b)   Obsolete Fixed Assets:

          As of December 31, 2006 and December 31, 2005, the Company did not have any obsolete fixed assets which have a carrying value.

NOTE 10:  EQUITY INVESTMENTS

          The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

NOTE 11:  RECOVERABLE VALUES

          As of December 31, 2006 and December 31, 2005, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12:  INSURANCE

          As of December 31, 2006 and December 31, 2005, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                       Book Value  Book Value
                                                              Insured     as of       as of
          Insured assets             Risks covered             amount   12.31.06    12.31.05
          --------------  ----------------------------------  -------  ----------  ----------
          Office Assets   Fire, thunderbolt and/or explosion      200           5          79

NOTE 13:  POSITIVE AND NEGATIVE CONTINGENCIES

          a) Elements used in calculating provisions, the total or partial balances of which exceed two percent of shareholders' equity:
               See Schedule E to the financial statements.

          b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition:
               As of December 31, 2006 and December 31, 2005 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

          a)   Status of capitalization arrangements:
               As of December 31, 2006 and December 31, 2005, there were no irrevocable contributions towards future share subscriptions.

          b)   Cumulative unpaid dividends on preferred shares.
               As of December 31, 2006 and December 31, 2005, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:  RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS

          See Note 11 to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
        SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS
 For the fiscal year commenced January 1, 2006, and ended on December 31, 2006, presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS:

     a)   Receivables:
               1) See Note 8 to the financial statements.
               2) See Notes 3 and 8 to the financial statements.
               3) As of December 31, 2006 and December 31, 2005, the Company
                  had not set up any allowances or provisions.

     b)   Inventories:
               As of December 31, 2006 and December 31, 2005, the Company did not have any inventories.

B. NON-CURRENT ASSETS:

     a)   Receivables:
               As of December 31, 2006 and December 31, 2005, the Company had not set up any allowances or provisions.

     b)   Inventories:
               As of December 31, 2006 and December 31, 2005, the Company did not have any inventories.

     c)   Investments:
               See Note 9 and Schedule C to the financial statements.

     d)   Fixed assets:
               As of December 31, 2006 and December 31, 2005, the Company did not have any technically appraised fixed assets.
               2) As of December 31, 2006 and December 31, 2005, the Company did not have any obsolete fixed assets which have a carrying value.

     e)   Intangible assets:
          1)   See Note 1.e. and Schedules B and E to the financial statements.
          2) As of December 31, 2006 and December 31, 2005, there were no deferred charges.

C. CURRENT LIABILITIES:

     a)   Debts:
               1)   See Note 8 to the financial statements.
               2)   See Notes 4, 5, 6 and 8 to the financial statements.

D. ALLOWANCES AND PROVISIONS

          See Schedule E to the financial statements.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES:

          See Note 1.b. and Schedule G to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
  SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS (Continued)
                     (figures stated in thousands of pesos)

F. SHAREHOLDERS' EQUITY:

          1) As of December 31, 2006 and December 31, 2005, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account.
          2) As of December 31, 2006 and December 31, 2005, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

          1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.
          2)   See Notes 8 and 10 to the financial statements.
          3) As of December 31, 2006 and December 31, 2005 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.
          4)   See Notes 8 and 10 to the financial statements.
          5) As of December 31, 2006 and December 31, 2005, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                            Book Value  Book Value
                                                                   Insured     as of       as of
               Insured assets             Risks covered             amount   12.31.06    12.31.05
               --------------  ----------------------------------  -------  ----------  ----------
               Office Assets   Fire, thunderbolt and/or explosion      200           5          79

          6) As of December 31, 2006 and December 31, 2005, there were no contingencies highly likely to occur which have not been given accounting recognition.

          7) As of December 31, 2006 and December 31, 2005, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19,550 in these financial statements.

Autonomous City of Buenos Aires, February 14, 2007

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
               INFORMATIVE REVIEW AS OF DECEMBER 31, 2006 AND 2005
                     (figures stated in thousands of pesos)

Grupo Financiero Galicia S.A.'s purpose is to become a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the fiscal year ended December 31, 2006, resulted in a loss of $18,914. This result has mainly resulted from the sale of Subordinated negotiable obligations issued by Banco de Galicia y Buenos Aires S.A. due in 2019 and the subsequent purchase of negotiable obligations issued by Banco de Galicia y Buenos Aires S.A. due on 2014, due to the increase of the latter, which were valued at market price and from the valuation of its equity investment in Banco de Galicia y Buenos Aires S.A. as shown in its Income Statement.

On April 27, 2006, the Ordinary and Extraordinary Shareholders' Meeting was held, resolving to restore the Legal Reserve that was used to absorb negative retained earnings of the fiscal year ended December 31, 2004, according to what was settled on April 28, 2005, by the Ordinary and Extraordinary Shareholders' Meeting, to create the Legal Reserve for the fiscal year complying with applicable regulations and, with the remnants, to create a Discretionary Reserve with the purpose of affording future needs and enterprises of the Company and its controlled companies.

The Shareholders' Ordinary Meeting was held on October 11, 2006, which decided that Grupo Financiero Galicia S.A., in the Banco de Galicia y Buenos Aires S.A. called upon for that same day, voted for the approval of the proposals submitted by the Bank's Board of Directors in regard to a capital increase and stock issuance. (See Note 23 to the consolidated financial statements).

Regarding Banco Galicia Uruguay S.A., in June 2005, Grupo Financiero Galicia S.A., in order to strengthen the financial condition of its subsidiaries, waived the right to collect the US$ 43,000 thousand subordinated negotiable obligations issued by Banco Galicia Uruguay S.A.

Also, Banco Galicia Uruguay S.A. has created a "Negotiable Obligations Issuance Program" in order to convert privately issued Negotiable Obligations due in 2011 into public Negotiable Obligations and, also, offer holders of "Transferable time-deposit certificates" the possibility to exchange said certificates for the abovementioned Negotiable Obligations. On October 17, 2006 Series I of said program was issued. Grupo Financiero Galicia S.A. subscribed said exchange for the a face value of US$ 1,042 thousand. (See Note 16.4 to the consolidated financial statements).

KEY BALANCE SHEET FIGURES

                                12.31.06      12.31.05       12.31.04     12.31.03      12.31.02
                               -----------   -----------   -----------   -----------   -----------
Assets
Current assets                     353,102         7,022        38,071        31,408        44,845
Non-current assets               1,266,252     1,631,423     1,541,156     1,433,061     1,613,242
                               -----------   -----------   -----------   -----------   -----------
Total Assets                     1,619,354     1,638,445     1,579,227     1,464,469     1,658,087
                               ===========   ===========   ===========   ===========   ===========
Liabilities
Current liabilities                 10,880        11,663        33,265         1,726         2,828
Non-current liabilities                  6             6        26,424        43,360        54,140
                               -----------   -----------   -----------   -----------   -----------
Total Liabilities                   10,886        11,669        59,689        45,086        56,968
                               -----------   -----------   -----------   -----------   -----------
Shareholders' equity             1,608,468     1,626,776     1,519,538     1,419,383     1,601,119
                               -----------   -----------   -----------   -----------   -----------
Total                            1,619,354     1,638,445     1,579,227     1,464,469     1,658,087
                               ===========   ===========   ===========   ===========   ===========

KEY INCOME STATEMENT FIGURES

                                12.31.06       12.31.05       12.31.04       12.31.03         12.31.02
                               -----------    -----------    -----------    -----------    ---------------
Ordinary operating result          (93,098)       198,726       (111,734)      (208,887)        (1,488,752)
Financial results                  118,209          9,961         13,229        (19,241)            38,427
Other income and expenses            1,620       (133,832)         1,522          5,908                540
                               -----------    -----------    -----------    -----------    ---------------
Ordinary net (loss)/ income         26,731         74,855        (96,983)      (222,220)        (1,449,785)
Income tax                         (45,645)        32,383        (12,888)           -              (59,244)
                               -----------    -----------    -----------    -----------    ---------------
Net income/(loss)                  (18,914)       107,238       (109,871)      (222,220)        (1,509,029)
                               ===========    ===========    ===========    ===========    ===============

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
               INFORMATIVE REVIEW AS OF DECEMBER 31, 2006 AND 2005
                     (figures stated in thousands of pesos)

RATIOS

                                  12.31.06            12.31.05         12.31.04           12.31.03           12.31.02
                               ---------------    ---------------   ---------------    ---------------    ---------------
Liquidity                            32.454228           0.602075          1.144476          18.196987          15.857496
Credit standing                     147.755649         139.410061         25.457589          31.481679          28.105586
Yield                                (0.011484)          0.067674         (0.073292)         (0.145734)         (0.715943)
Capital assets                        0.781949           0.995714          0.975893           0.978553           0.972854

The individual financial statements have been considered to disclose the key Balance Sheet figures and key income statement figures, as the consolidated financial statements are presented in line with the provisions of Argentine Central Bank's Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

For comparative purposes, the balances as of December 31, 2003 and 2002 have been restated to constant currency of February 28, 2003.

EQUITY INVESTMENTS

o    Banco de Galicia y Buenos Aires S.A.

     See the abovementioned Note 16 to the consolidated financial statements.

o    Net Investment S.A.

     Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

     Net Investment S.A. took part in BtoB business activities carried out by Tradecom International N.V., through its subsidiaries Tradecom Brasil S.A. and Tradecom Argentina S.A., directly and indirectly, through its subsidiary Net Investment B.V. The rest of the shareholders of Grupo Tradecom were Banco de Galicia y Buenos Aires S.A., Unibanco from Brazil, and Portugal Telecom.

     In addition, and as a result, among other factors, of the fact that the business volume expected at the beginning of the fiscal year 2005 had not been reached, the parties negotiated a new agreement. One of the terms thereof was that Tradecom Brasil S.A.'s operations related to payment and financing services were to be absorbed by Unibanco, and the remaining clients of Tradecom Brasil S.A. and all clients in Argentina were to be serviced by Tradecom Argentina S.A.

     On April 19, 2006, the shareholders of Grupo Tradecom signed the share purchase agreements that sealed the abovementioned negotiations and through which all Tradecom Brasil S.A. and Tradecom International N.V. to Unibanco de Brasil. Also, in accordance with what was earlier agreed between Grupo Financiero Galicia S.A., Banco Galicia y Buenos Aires S.A. and Net Investment S.A., pursuant to the Argentine Central Bank's regulations regarding the interest limits financial institutions must abide by, Tradecom Argentina S.A.'s block of shares was recorded as property of Net Investment S.A. The enforcement of said agreements did not cause significant economic effects.

     In turn, Tradecom Argentina S.A., during 2006, continued its business policy, focused on the improvement of the tools used by its customers, such as the "Current Account Display and Suppliers' Portal". The Company also developed new products such as "invoice pre input", the "withholding certificates module", and the "delivery activation service".

     Additionally, Tradecom Argentina S.A. constantly studies and develops products in order to meet its customers' needs, through the creation of tools that make faster an simpler administrative processes and circuits, thus generating new opportunities and business deals.

     Sales recorded by Tradecom Argentina S.A., increased substantially during fiscal year 2005, due to the addition of important clients from Brazil which were previously serviced by Tradecom Brasil S.A.

     During fiscal years ended December 31, 2005 and 2006, B2Agro S.A. has not undertaken business activities.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
               INFORMATIVE REVIEW AS OF DECEMBER 31, 2006 AND 2005
                     (figures stated in thousands of pesos)

     In July 2006, the Board of Directors of Net Investment S.A. together with the Board of Directors of its controlled companies, B2Agro S.A. and Tradecom Argentina S.A, decided to merge the companies in order to reduce administrative and managing costs, which will improve as a result of the legal unification.

     On August 14, 2006 the Extraordinary Shareholders' Meetings of the abovementioned companies approved the merger of Net Investment S.A., B2Agro S.A. and Tradecom Argentina S.A., being Net Investment S.A. the merged company that purchases the whole of B2Agro S.A. and Tradecom Argentina S.A. equity and these two Companies shall dissolve without liquidation.

     On December 6, 2006, the paperwork related to the abovementioned fusion were submitted before the Board of Legal Entities, for the liquidation of B2Agro S.A and Tradecom Argentina S.A., as well as the paperwork necessary to change the corporate purpose of Net Investment S.A., which were recorded on February 1, 2007.

     As a consequence of the merger process, Net Investment S.A. absorbed during the 4th quarter, all trade activities of Tradecom Argentina S.A., and hired all its employees.

o    Sudamericana Holding S.A.

     Sudamericana Holding S.A. is a group of insurance companies providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. in this company is 12.50%.

     The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider.

     Joint production of companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business during 2006 amounted to $ 54,934. As of December 31, 2006, these companies had approximately
     2.24 million insured in all their lines of business.

     From a commercial standpoint, within a more favorable context, the company's business keeps the objective of taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

     As a result of this effort, the premium volume for 2006 exceeded that of the previous year by 45%, being the highlight the distribution through insurance banking.

o    Galicia Warrants S.A.

     Galicia Warrants S.A. was founded in 1993 and its main objective was to issue of Deposit Certificates and Warrants in accordance with Law No. 9643, which governs this business. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50 %, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

     In addition to its offices in the city of Buenos Aires, Galicia Warrants S.A. has one office in the city of Tucuman and another in the city of San Salvador, Entre Rios province, which are used to expand its presence in other sectors of the country and to better serve the different markets.

     Deposit certificates and warrants issued on third parties' goods as of December 31, 2006 amounts to US$ 62,345 thousand. These certificates and warrants correspond to a wide variety of products which are centered in the country's productive poles.

     The Shareholders' Meeting held on April 26, 2006, resolved to allocate cash dividends for the amount of $ 700, which were made available on May 2, 2006.

     The expectations for the next fiscal year are positive, and it is foreseen a sustained growth of business together with the general development of the economy and the increase in demand of working capital by small and medium-sized agricultural companies.

o    Galval Agente de Valores S.A.

                       GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
               INFORMATIVE REVIEW AS OF DECEMBER 31, 2006 AND 2005
                     (figures stated in thousands of pesos)

     Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides securities agent services in Uruguay.

     On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Stock Market Registry.

     During fiscal year 2005, Grupo Financiero Galicia S.A., owner of 100% of the capital stock of Galval Agente de Valores S.A., has made contributions in the amount of US$ 650 thousand.

     As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of December 31, 2006 holds securities in custody for US$ 155,956 thousand, of which US$ 104,156 thousand correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

     As of the end of the period, Galval Agente de Valores S.A. has collected income for US$ 651 thousand, with recorded net income of US$ 333 thousand.

     We believe that, at the end of fiscal year 2007, the total number of opened accounts and the balance of the deposits held in custody shall experience a substantial increase and that income from services in connection with commissions from custody maintenance and securities trading operations shall increase to the same extent.

The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.

Autonomous City of Buenos Aires, February 14, 2007

                       REPORT OF THE SUPERVISORY COMMITTEE

To the Directors of
Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Peron 456 2nd floor
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., in accordance with the previsions of Subsection 5 of Section 294 of the Corporations Law, we have performed a review of the Inventory and the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of December 30, 2006, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the fiscal year then ended, as well as supplementary Notes 1 to 14, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by
     Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company for our consideration. Furthermore, we have examined the consolidated financial statements of Grupo Financiero Galicia S.A. its controlled companies for the fiscal year ended December 31, 2006, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to issue a report on said documents.

2. Our work was conducted in accordance with standards applicable in Argentina to syndics. Said standards require our examination to be performed in accordance with the professional auditing standards applicable in Argentina and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their auditors' report on this date. Said review included verifying the work plans and the nature, scope and timing of the procedures applied and the results of the audit performed by said professionals. An audit requires the auditor to plan and carry out the auditing work in order to obtain reasonable assurance that the financial statements are free of untruthful representations or material errors, and form an opinion on the fairness of the relevant information included in the financial statements. An auditing process involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in the financial statements, assessing the accounting standards used and the significant estimates made by the Company, as well as evaluating the overall presentation of the financial statements.

3. Given that it is not the responsibility of the Committee to exercise any management control, our examination did not extend to the business criteria and decisions of the different areas of the Company, as these matters are the exclusive responsibility of the Company's Board of Directors. We also report that, in performance of the legality control that is part of our field of competence, during this fiscal year we have applied the procedures described in Section 294 of Law No. 19,550, which we deemed necessary according to the circumstances.

     In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the fiscal year ended December 31, 2006, contain the information required by Section 68 of the Buenos Aires Stock Exchange regulations, Section 2 of the Standards concerning Accounting Documentation of the Cordoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Company's Board of Directors. We believe that our work provides us with a reasonable basis for our report.

4. Although it does not affect our opinion, as detailed in Note 20 to the consolidated financial statements, the companies controlled Grupo Financiero Galicia S.A. have a significant exposure to the Argentine public sector in different instruments derived from debt restructuring carried out by the National Government. In addition, as mentioned in Note 12 to the consolidated financial statements, Banco de Galicia y Buenos Aires S.A. has greed with the Argentine Central Bank ("B.C.R.A.") a plan to adjust to the regulations submitted in order to reduce such exposure. At the date of these financial statements, Banco de Galicia y Buenos Aires S.A. is in compliance with the guidelines agreed upon in said plan.

5. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

6. In our opinion, the financial statements attached hereto present fairly, in all material respects, the financial condition of Grupo Financiero Galicia S.A. as of December 31, 2006, the results of its operations, the statements of changes in shareholders' equity and the cash flows for the fiscal year then ended, and the consolidated financial condition as of December 31, 2006, the consolidated results of its operations and the consolidated cash flows for the fiscal year then ended, in accordance with Argentine Central Bank regulations and, except as indicated in paragraph 5 above, with the accounting standards in force in the Autonomous City of Buenos Aires. In performance of the legality control, we have no observations to make.

     As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative

     Review, for the fiscal year ended December 31, 2006, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company's Board of Directors.

7. Furthermore, we report that a) the accompanying financial statements and the corresponding inventory stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina; b) as called for by Resolution No. 368 of National Securities Commission ("C.N.V.") concerning the independence of external auditors as well as the quality of the auditing policies applied by them and the Company's accounting policies, the abovementioned external auditor's report includes a representation indicating that the auditing standards in force have been observed, which standards include independence requirements and contains no observations relative to the application of said professional accounting standards, except as mentioned in their report as concerns the application of the rules issued by the Argentine Central Bank, which prevail over the professional accounting standards.


Autonomous City of Buenos Aires, February 14, 2007


                                                      Norberto D. Corizzo
                                                            Syndic
                                                     For the Supervisory
                                                          Committee

                                AUDITOR'S REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 2nd floor
Autonomous City of Buenos Aires

1. We have performed an audit of the Balance Sheet of Grupo Financiero Galicia S.A. as of December 31, 2006, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the fiscal year then ended, as well as supplementary Notes 1 to 14, Schedules A, B, C, D, E, G and H, which supplement them. Furthermore, we have performed an audit of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. to December 31, 2006, and the consolidated income statements and consolidated statements of cash flows for the fiscal year then ended, together with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to issue an opinion on the financial statements based on the audit we performed.

2. Our examination have been carried out in accordance with the auditing standards applicable in Argentina, which have been approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("C.P.C.E.C.A.B.A."). Said auditing standards require auditors to plan and carry out the auditing work in order to obtain reasonable assurance that the financial statements are free of material errors, and form an opinion on the fairness of the relevant information disclosed in the financial statements. An audit involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in the financial statements. An auditing process also involves an assessment of the applied accounting standards and significant estimates issued by the Company, as well as an evaluation of the general presentation of the financial statements. We believe that the audit performed provides a reasonable basis for our opinion.

3. Although it does not affect our opinion, as detailed in Note 20 to the consolidated financial statements, the companies controlled by Grupo Financiero Galicia S.A. have a significant exposure to the Argentine public sector in different instruments derived from debt restructuring carried out by the National Government. In addition, as mentioned in Note 12 to the consolidated financial statements, the subsidiary Banco de Galicia y Buenos Aires S.A. has agreed with the Argentine Central Bank ("B.C.R.A.") a plan to adjust to the regulations submitted in order to reduce such exposure. At the date of these financial statements, Banco de Galicia y Buenos Aires S.A. is within the framework of the guidelines agreed upon in said plan.

4. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared the attached financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

5. Grupo Financiero Galicia's financial statements and consolidated financial statements as of December 31, 2005, presented for comparison purposes, were audited by us and we issued a report on February 14, 2006 which included qualification regarding: (a) the uncertainty on the final settlement of the Hedge Bond to Banco de Galicia y Buenos Aires S.A. by the Argentine Central Bank, (b) the significant exposure to the public sector of the companies controlled by Grupo Financiero Galicia S.A. that in the case of Banco de Galicia y Buenos Aires S.A., exceeded the limit set forth by the Argentine Central Bank (c) the uncertainty related to the process of settlement existing in Banco Galicia Uruguay S.A. (d) departures from professional accounting standards similar to those indicated in item 4. above. As detailed in Notes 16.3, 12 and 16.4 the uncertainties expressed in items
     (a), (b) and (c) above have been solved and/or have evolved favorably to the date of this report.

6.   In our opinion:

     a) the financial statements of Grupo Financiero Galicia S.A. fairly present in all material respects, its financial condition as of December 31, 2006, and the results of its operations, the statements of changes in shareholders' equity and the cash flows for the fiscal year then ended, in accordance with Argentine Central Bank regulations and, except for the departures from GAAP stated in item 4 above, with accounting standards applicable in the Autonomous City of Buenos Aires,

     b) the consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies present fairly, in all material respects, their consolidated financial condition as of December 31, 2006, the consolidated results of their operations and the consolidated cash flows for the fiscal year then ended, in accordance with Argentine Central Bank. and, except for the departures from GAAP stated in item 4 above, with accounting standards applicable in the Autonomous City of Buenos Aires,

7.   As called for by the regulations in force, we report that:

          a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

          b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements arise from accounting record systems kept in all formal respects as called for by prevailing legal regulations, which systems maintain the security and integrity conditions base on which they were authorized by the National Securities Commission.

          c) We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange and the Informative Review as of December 31, 2006, about which, insofar as concerns our field of competence, we have no significant observations to make other than the abovementioned. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

          d) As of December 31, 2006, Grupo Financiero Galicia S.A.'s accrued debt with the Integrated Pension and Survivor's Benefit System, which stems from the accounting records accrued amounted to $ 38,877.64, which was not yet due at that date.

Autonomous City of Buenos Aires, February 14, 2007


PRICE WATERHOUSE & CO. S.R.L.